As confidentially submitted to the Securities and Exchange Commission on February 5, 2024

This confidential draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Toppoint Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada	4210	92-2375560
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1250 Kenas Road,

North Wales, PA 19454

551-866-1320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hok C Chan

Chief Executive Officer

1250 Kenas Road.,

North Wales, PA 19454

551-866-1320

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Lawrence Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our financial information for each of the nine months ended September 30, 2023 and 2022 in this draft confidential submission because we expect to file our financial information for the fiscal years ended December 31, 2023 and 2022 in our registration statement when it is publicly filed. While the financial information for each of the nine months ended September 30, 2023 and 2022 is otherwise required by Regulation S-X in this draft confidential submission, it is not expected to be required to be included in the Form S-1 filing at the time of the contemplated offering and therefore has been omitted from this draft confidential submission. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2024

Toppoint Holdings Inc.

[    ] Shares of Common Stock

This is our initial public offering. We are offering [   ] shares of common stock, par value $0.0001 per share, assuming an initial public offering price of $[   ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus). We currently estimate that the initial public offering price will be between $[   ] and $[   ] per share.

Currently, there is no public market for our common stock. We plan to apply to list our common stock under the symbol “[   ]” on the [Nasdaq Capital Market]. The closing of this offering is contingent upon the successful listing of our common stock on the [Nasdaq Capital Market].

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. See the section of this prospectus entitled “Risk Factors” beginning on page 10 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Toppoint Holdings Inc.	$	$

(1)	Represents underwriting discounts equal to 7.0% per share. Does not include the following additional compensation payable to the underwriters: We have agreed to pay the representative of the underwriters, A.G.P./Alliance Global Partners (the “Representative”), up to $150,000 for out-of-pocket accountable expenses incurred relating to this offering and to reimburse the underwriters for non-accountable expenses not in excess of 1% of the gross proceeds raised in this offering.

We have granted a 45-day option to the underwriters to purchase up to [   ] additional shares of common stock (equal to 15% of the shares of common stock sold in the offering), solely to cover over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the over-allotment option in full, the total underwriting discounts payable will be $[   ] based on an assumed midpoint offering price of $[   ] per share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[   ].

This offering is being conducted on a firm commitment basis. The Representative is obligated to take and pay for all of the shares of common stock if any such shares are taken. In addition to the underwriting discounts listed above, we have agreed to issue to the Representative or its designated affiliates and to register herein warrants, exercisable commencing six (6) months following the date of commencement of sales of the offering and for a period of three years following the date of commencement of sales of the offering, to purchase up to 5% of the total number of the shares of common stock sold in this offering (including the over-allotment shares), at an exercise price equal to 120% of the public offering price per share of common stock sold in this offering (the “Representative’s Warrants”). See “Underwriting” for additional information regarding total underwriting compensation.

The underwriters expect to deliver the shares of common stock to the purchasers on or about              , 2024

Sole Book-Running Manager

A.G.P.

       , 2024

[Page intentionally left blank for graphics]

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our shares means that information contained in this prospectus is correct after the date of this prospectus.

i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Toppoint Inc.” and “ToppointTrucking.com”. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company” and similar references refer to Toppoint Holdings Inc. and its subsidiary on a consolidated basis.

Our Company

Overview

We are a truckload services and brokerage solutions provider focused on the recycling export supply chain. We have risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal as well as wooden logs that require shipment from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa and Miami, FL, and Baltimore, Maryland in 2023.

Our client base includes largest Fortune 500 waste companies and over 280   recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business includes five verticals as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. In 2023 and 2022, we completed approximately 25,000 and 20,000 orders, involving approximately 700,000 and 580,000 tons of waste paper, respectively. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for our drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Brokerage. We have been developing a scalable brokerage model, specializing in converting drivers into owner-operators by means of training and captured market share. We also assist owner-operators in staffing vehicles and ensuring Department of Transportation (“DOT”) compliance.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2015 to 303 in 2023 at a CAGR of approximately 53.17%.

Our total revenues increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to $21.5 million for the year ended December 31, 2022. Our net income increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to $1.7 million for the year ended December 31, 2022. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Corporate History and Structure

We were incorporated in the State of Nevada on August 16, 2022 as a holding company. We started operations in 2014 through Toppoint Inc, a Pennsylvania corporation. As of the date of this prospectus, we have only one subsidiary, Toppoint Inc.

On the date of incorporation, we issued an aggregate of 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. On the same date, these four investors entered into a voting agreement with Hok C Chan, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which the investors unconditionally and irrevocably appointed Hok C Chan as each investor’s proxy to attend and vote at all shareholder meetings of the Company and on every action or approval by written consent of the shareholders of the Company, until the earlier of (i) the date on which the Company completes its initial public offering, or (ii) the written agreement of all the parties of the agreement to terminate it. A copy of the voting agreement is filed as Exhibit 10.10 to the registration statement of which this prospectus forms a part.

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary.

On January 1, 2023, we entered into a Services Agreement with 4 John Trucking Inc. (“4 John Trucking”), a Pennsylvania corporation controlled by John Feliciano III, our Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to us, in consideration of 750,000 shares of common stock of our company which was effected through a transfer of such shares from Hok C Chan to John Feliciano III on January 1, 2024.

For more information, please see the section titled “Corporate History and Structure” in this prospectus.

Our Competitive Strengths

We believe our key competitive strengths include:

●	A Large Vendor Pool with Approximately 100 Trucks. Our truck drivers and owners, which we refer to as “vendors,” are our bloodline. The core belief in “culture drives success” has helped us grow the fleet to approximately 100 trucks. We provide high level of care and support to our vendors. We help our drivers create a timeline to transition to owner-operators and we assist our owner-operators in expanding their own fleets of trucks with driver recruitment assistance, business management training and retention tactics adoption. With a large fleet, we are able to meet our customers’ transport needs with first-to-final-mile-delivery capabilities, avoid delays or cancellations, and help us build a strong brand image and reputation as a reliable, efficient and professional company.

●	Ability to Offer Competitive Pricing. In the relatively lower-profit recycled paper transport industry, maintaining competitive prices is an important factor in our continued market share expansion. We employ proprietary analytics systems to effectively track our revenue growth, revenue per client, profit margin, client retention rate, customer satisfaction and financial position in real time and continuously enhance processes, with a view to helping customers reduce warehouse costs, lower shipping expenses and maintain operational flexibility. In addition, our full truckload shipping offerings meet the needs of companies requiring maximum movement of the commodities they trade with lower transport costs per unit.

●	Capability to Provide Real-Time Visibility into Shipments and Quickly Respond. We have adopted a leading telematics system to allow us and our customers to easily monitor the status and location of the freight. We typically receive and process 250 driver and truck location updates daily. In addition, our sophisticated dispatch system and experienced professionals enable us to quickly pivot when vessels are delayed and minimize empty miles.

●	A Global Team and a Fully Remote Workspace. Our dedicated growing staff are strategically located in the US and overseas, to allow for immediate response to inquiries by our customers and vendors 24/7. We provide a fully remote engaging workspace that encourages a healthy work-life balance and drives a committed team with minimal employee turnover and consistent accountability key performance indicator (“KPI”) outperformance.

●	Healthy Cash Flows. We have primarily funded our operations through cash generated from operations. Positive cash flows enable us to operate without dependency on factoring companies, improve profit margins, have the ability to invest in new opportunities and expand into new markets, provide resources to help our vendors grow, and strengthen our ability to weather market volatility.

●	Maintaining a Satisfactory DOT Safety Rating, the Highest Awarded by the DOT. A top concern for operating in dense urban areas is ensuring our cargo is delivered as promised, the patrons on the roads we share are free of harm, and our drivers go home safely nightly. We require Department of Transportation and Federal Motor Carrier Safety Administration (DOT/FMCSA)-compliant drug testing, including pre-employment and quarterly random drug and alcohol testing. New drivers undergo documented training and current drivers undergo refresher training annually. This allows us to maintain a satisfactory DOT safety rating, the highest awarded by the DOT.

●	Innovative and experienced management team with extensive operating expertise. We have an innovative management team able to seize on the opportunities in the recyclable waste transportation industry. Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, has a deep understanding of the recycling and trucking sectors. As an innovative and entrepreneurial leader, Mr. Chan has led our company to develop a sizable client base comprising Fortune 500 waste companies and over 280 recycling centers and commodity traders within a short period of eight years and to be a leader in the recycling export supply chain of the New Jersey and Pennsylvania region. Our management team is well versed in trucking services, recycling, heavy equipment, and logistics management. Our experienced management team has also built a solid talent base for our company to drive development and innovation in the long run.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Increasing wallet shares of current clients. Our top clients provide services nationwide and globally. We believe the most effective expansion strategy is to capitalize on existing clientele relationships, our track record and reputation, strategically align with their growth goals, and secure opportunities to service more of their markets.

●	Building storage and warehousing capability. We plan to invest in expanding our storage and warehousing space and upgrading the logistics management system in such space. With enhanced storage and warehousing capability, we will be able to provide additional space for the growing fleet to store equipment and vehicles and acquire new space as we expand geographic coverage of services. Also, upgraded warehouses that can sort and store freight may allow us to enter other segments of the trucking industry.

●	Continuing to improve information technology (IT) Infrastructure. We aim to continue to improve our existing IT-based platforms and systems by remaining alert to new technologies related to the transportation process and strengthen our technology capabilities in order to facilitate, optimize, streamline and ensure the quality of our operations. We intend to make investments to further develop our abilities concerning carrier payments and data analytics, with a view to serving increased market shares, meeting evolving client requirements and cementing client relations.

●	Selectively exploring opportunities of strategic alliance, investments and acquisitions. We have a track record of fostering organic growth. In the future, we may selectively seek strategic alliance, investments and acquisition opportunities to solidify existing market position, accelerate our growth and drive value creation through alliance with strategic partners. As of the date of this prospectus, we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

●	Enhancing our ability to attract, incentivize and retain a talented workforce. Our people are our core assets, and we believe our success greatly depends on our ability to attract, incentivize and retain our personnel, drivers and owner-operators. We strive to continue to provide competitive compensation to our drivers, use our resources to support owner-operators’ growth, and maintain the collegial environment for our global staff. Our compensation structure is performance-based and aligned with our strategic objectives. Our culture, which from our inception, was focused on the well-being of our drivers and owner-operators, helps us maintain an industry-leading high retention rate. As a leader in our market with underlying core values, we believe that we will continue to be a preferred carrier for both of our drivers and owner-operators.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would occur if the market value of our securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 1250 Kenas Road, North Wales, PA 19454 and our telephone number is 551-866-1320. We maintain a website at https://toppointtrucking.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Common stock offered:	[ ] shares of common stock (or [ ] shares if the underwriters exercise the over-allotment option in full).

Offering price:	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Shares outstanding immediately before the offering:	15,000,000 shares of common stock

Shares outstanding immediately after the offering:	[ ] shares of common stock (or [ ] shares if the underwriters exercise the over-allotment option in full), assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus).

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares of common stock sold in the offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Representative’s Warrants:	We have agreed to issue to the Representative warrants to purchase a number of shares of common stock equal in the aggregate to 5.0% of the total number of shares of common stock sold in this offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 120% of the public offering price per share of common stock in this offering. The Representative’s Warrants are exercisable commencing six (6) months following the date of commencement of sales of the offering and for a period of three years following the date of commencement of sales of the offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the Representative’s Warrants. See “Underwriting” for more information.

Use of proceeds:	We expect to receive net proceeds of approximately $[ ] from this offering, assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $[ ] if the underwriters exercise the over-allotment option in full. We plan to use the net proceeds of this offering for geographic expansions, investments in physical and IT infrastructure, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10 before deciding to invest in our common stock.

Lock-up	We, all of our directors and officers and any other holder of 5% or more of our outstanding shares of common stock as of the effective date of this registration statement have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for, in the case of our company, a period of six (6) months from the closing of this offering, and in the case of our directors, officers and 5% or greater shareholders, a period of six (6) months from the date of this prospectus. See “Underwriting” for more information.

Proposed trading market and symbol	In connection with this offering, we plan to apply to list our shares of common stock under the symbol “[ ]” on the [Nasdaq Capital Market]. The closing of this offering is contingent upon the successful listing of our common stock on the [Nasdaq Capital Market].

The number of shares of common stock outstanding immediately following this offering is based on 15,000,000 shares outstanding as of the date of this prospectus and is based on an assumed public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. This amount excludes:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2023 and 2022 are derived from our audited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Statements of Operations Data	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Sales	$	$21,485,791
Costs of revenues and operating expenses		19,034,935
Income from operations		2,450,856
Other income and (expense)		42,493
Income before income taxes		2,493,349
Current income taxes		394,302
Deferred income taxes		409,828
Net income	$	$1,689,219
Retained earnings, beginning		371,231
Distributions		(377,048)
Retained earnings, ending	$	$1,683,402

	As of December 31,
Balance Sheet Data	2023	2022
Cash	$	$744,853
Total current assets		2,563,466
Total assets		4,777,432
Total current liabilities		1,468,193
Total liabilities		2,952,780
Total shareholder’s equity		1,824,652
Total liabilities and shareholder’s equity	$	$4,777,432

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Operational and Industry Risks

●	We operate in the highly competitive and fragmented truckload and transportation industry, and our failure to stay competitive could impair our ability to improve our profitability and materially adversely affect our results of operations.

●	We may not be successful in managing our growth or implementing our business strategies.

●	Our business is subject to general economic, business and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

●	A substantial portion of our business and revenue derive from our brokerage model, where we support owner-operators to grow their fleets within our umbrella. This business model and the use of owner-operators expose us to different risks that a traditional fleet ownership and management business may not experience.

●	Fluctuations in the price or availability of fuel and surcharge collection may increase our costs of operation, which could materially and adversely affect our margins.

●	A significant portion of our revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with one or more of them could have a material adverse effect on our business, financial condition and results of operations.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may materially adversely affect customer demand for our services.

●	We are dependent on systems, networks and other information technology assets (and the data contained therein) and a failure in the foregoing, including those caused by cybersecurity breaches, could cause a significant disruption to our business.

●	If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

Legal and Compliance Risks

●	We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future federal or state regulations could have a materially adverse effect on our business.

Risks Related to This Offering and Ownership of Our Common Stock

●	There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

●	The market price of our common stock may fluctuate, and you could lose all or part of your investment.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

●	We may not be able to maintain a listing of our common stock on Nasdaq.

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this offering.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Operational and Industry Risks

We operate in the highly competitive and fragmented truckload and transportation industry, and our failure to stay competitive could impair our ability to improve our profitability and materially adversely affect our results of operations.

Our business competes with many truckload carriers, logistics, brokerage and other transportation companies. The North American surface transportation market is highly competitive and fragmented. Some of our competitors may have greater access to equipment, a larger fleet, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

●	the continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources and other competitive advantages, with which we may have difficulty competing;

●	competition from freight brokerage companies may materially adversely affect our customer relationships and freight rates;

●	our competitors may have better safety records than us or a perception of better safety records;

●	our competitors may reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates or to maintain or expand our business or may require us to reduce our freight rates in order to maintain business and keep our equipment productive;

●	customers may solicit bids from multiple carriers for their shipping needs, which may depress freight rates or result in a loss of business to our competitors;

●	higher fuel prices and higher fuel surcharges to our customers may cause some of our customers to reduce freight volumes;

●	advancements in technology may necessitate that we increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments; and

●	we may have difficulty recruiting and retaining drivers if our competitors offer better compensation or working conditions.

We may not be successful in managing our growth or implement our business strategies.

Many of our business strategies require time, significant management and financial resources and successful implementation. Consequently, we may be unable to effectively and successfully implement our business strategies. We also cannot ensure that our operating results, including our operating margins, will not be materially adversely affected by future changes in and expansion of our business, including the expected geographic expansion of our services in the United States and overseas, or by changes in economic conditions. Our results of operations may be materially adversely affected by a failure to further penetrate our existing customer base, cross-sell our services, secure new customer opportunities and manage the operations and expenses of new or growing services. There is no assurance that we will be successful in achieving any of our business strategies. Even if we are successful in executing our business strategies, we still may not achieve our goals.

Our business is subject to general economic, business and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

The truckload industry is highly cyclical, and our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

●	general economic conditions, such as economic recession, disruption to the global supply chain, labor shortage, etc.;

●	domestic and global demand for recycled materials;

●	recessionary economic cycles, such as the period from 2007 through 2009;

●	changes in customers’ inventory levels and practices, including shrinking product/package sizes, and in the availability of funding for their working capital;

●	excess truck capacity in comparison with shipping demand;

●	driver shortages and increases in drivers' compensation;

●	industry compliance with ongoing regulatory requirements;

●	fluctuations in foreign exchange rates; and

●	downturns in customers’ business cycles, including as a result of declines in consumer spending.

Several of the above factors were evident during the COVID-19 pandemic in the freight environment, which led to labor shortage, inflationary pricing, and severe disruption to the global supply chain. Similar conditions in the future could have a material adverse effect on our business, financial condition and results of operations.

Additionally, economic conditions that decrease shipping demand or increase the supply of available trucks and other equipment can exert downward pressure on rates and equipment utilization, thereby decreasing productivity. The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times are as follows:

●	we may experience low overall freight levels, which may impair the asset utilization of our owner operators; certain of our customers may face credit issues and cash flow problems that may lead to payment delays, increased credit risk, bankruptcies and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts;

●	freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers’ freight demand;

●	customers may bid out freight or select competitors that offer lower rates in an attempt to lower their costs, and we might be forced to lower our rates or lose freight;

●	we may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads; and

●	we may need access to sources of credit or capital to meet cash requirements in operations, which would subject us to indebtedness and reduce our profitability.

We are also subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, increases in fuel prices, driver and office employee wages, purchased transportation costs, interest rates, taxes, tolls, license and registration fees, insurance, revenue equipment and related maintenance, and healthcare and other benefits for our employees. Further, we may not be able to appropriately adjust our costs to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs.

In addition, events outside our control, such as deterioration of U.S. transportation infrastructure and reduced investment in such infrastructure, strikes or other work stoppages at our facilities or at customer, port, border or other shipping locations, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to our equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

Changing impacts of regulatory measures could impair our operating efficiency and productivity, decrease our revenues and profitability and result in higher operating costs. In addition, declines in the resale value of revenue equipment may affect the cash flows of our owner operators who own and operate the trucks that we draw on to fulfill customer shipping orders. From time to time, various U.S. federal, state or local taxes are also increased, including taxes on fuel. We cannot predict whether, or in what form, any such tax increase applicable to us will be enacted, but such an increase could materially adversely affect our profitability.

A substantial portion of our business and revenue derive from our brokerage model, where we support owner-operators to grow their fleets within our umbrella. Such business model and use of owner-operators expose us to different risks that a traditional fleet ownership and management business may not experience.

We are in the process of developing a scalable brokerage model, specializing in converting drivers into owner-operators by means of training and captured market share. These owner-operators are encouraged and supported by us in order to grow their fleets within our umbrella. We assist with staffing their vehicles and ensuring DOT compliance for all members of our team.

We believe we contract with more owner-operators and use more owner-operator trucks than some of our competitors. We are therefore more dependent on owner-operator trucks than some of our competitors. Failure to maintain owner-operator business and relationships and increased industry competition for owner-operators could have a materially adverse effect on our operating results.

During times of increased economic activity, we face heightened competition for owner-operators from other carriers. To the extent our turnover increases, we may be required to increase owner-operator compensation or take other measures to remain an attractive option for owner-operators. If we cannot attract sufficient owner-operators, or it becomes economically difficult for owner-operators to survive, we may not be able to maintain our fleet provided by owner-operators or maintain our delivery schedules.

The owner-operators that we utilize are subject to certain regulation requirements, such as the electronic on-board recording and driver Hours of Service, or HOS, requirements that apply to larger carriers, which may have a more significant impact on their operations, causing them to exit the transportation industry. Aside from when these third parties may use our trailing equipment to fulfill loads, we do not own the vehicles. The inability to obtain and maintain reliable third-party owner-operators will have a material adverse effect on our operating results and business growth.

If our independent contractor drivers are deemed by regulators or judicial process to be employees, our business, financial condition and results of operations could be materially adversely affected.

Tax and other regulatory authorities, as well as independent contractors themselves, have increasingly asserted that independent contractor drivers in the trucking industry are employees rather than independent contractors, and our classification of independent contractors may become the subject of audits by such authorities. Federal legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenue from items such as unemployment, workers' compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, class actions and other lawsuits have been filed against certain members of our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease-purchase independent contractor programs, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. Thus, we may be more susceptible to reclassification lawsuits than some of our competitors who do not support lease-purchase programs. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom we or our owner-operators contract are determined to be employees, we and/or our owner-operators would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and our business, financial condition and results of operations could be materially adversely affected.

Fluctuations in the price or availability of fuel and surcharge collection may increase our costs of operation, which could materially and adversely affect our margins.

Recently, various factors such as the geopolitical instability in Ukraine and Gaza and the COVID-19 pandemic have caused great financial instability in the global economy, which result in, among others things, the diesel fuel price to surge to record high in the United States. Cost of diesel fuel represents a significant expense for our owner-operators which we draw on to provide trucking services and solutions to our clients. Diesel fuel prices fluctuate greatly due to factors beyond our control, such as political events, terrorist activities, armed conflicts, depreciation of the dollar against other currencies and weather, such as hurricanes, and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices also are affected by the rising demand in developing countries, and could be adversely impacted by diminished drilling activity and by the use of crude oil and oil reserves for other purposes. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could materially and adversely affect our operating results and financial condition.

Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have an adverse effect on our operations and profitability. While a portion of our owner-operators’ fuel costs are covered by fuel surcharge fees, increases in fuel costs could still affect our profitability because we need to compensate owner-operators more for such fuel cost increases. We constantly monitor fuel price changes by tracking fuel futures and other market information and we usually are able to implement fuel surcharge recovery no later than changes in fuel prices. However, our owner-operators may not be able to pass all the increased costs in fuel on to our customers, if prices rise more than what we forecast. Further, during periods of low freight volumes, shippers may use their negotiating leverage to depress fuel surcharge fees and reduce recoverability for fuel price increases. In addition, such fuel surcharges may not be maintained indefinitely or may not be sufficiently effective. Any of the above mentioned factors could adversely affect our profitability.

Difficulty in obtaining materials, equipment, goods and services from third-party suppliers could adversely affect our business.

We and our owner-operators are dependent upon third-party suppliers for certain products and materials, including trucks and chassis, and our owner-operators rely on suppliers of trucks, chassis and components to maintain the age of trucks in our vendor pool. If we and our owner-operators fail to maintain favorable relationships with such suppliers, or if such suppliers are unable to provide the products and materials we or our owner-operators need or undergo financial hardship, we and our owner-operators could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons, or we and our owner-operators may not be able to obtain favorable pricing or other terms. As a result, our business and operations could be adversely affected.

Increased prices for and decreased availability of revenue equipment could materially adversely affect our business, financial condition, results of operations and profitability.

We are subject to risk with respect to higher prices for used tractors. We have experienced an increase in prices for both new and used trucks over the past few years. Prices have increased and may continue to increase, due, in part, to government regulations applicable to newly manufactured tractors and diesel engines, due to the pricing discretion of equipment manufacturers in periods of high demand. More restrictive U.S. Environmental Protection Agency (the “EPA”) and state emissions standards have required vendors to introduce new engines. Compliance with such regulations has increased the cost of new tractors and could impair equipment productivity and result in lower fuel mileage. Although our owner-operators primarily purchase used trucks, the used equipment market is closely related to the new equipment market. Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used tractors, availability of financing, the presence of buyers for export to foreign countries and commodity prices for scrap metal. However, generally when the price of new trucks is high, it can create demand for used trucks as a more affordable alternative. Also, with higher fuel mileage, used trucks currently are in great demand. A decrease in the availability of used trucks and other equipment may materially adversely affect our owner-operators’ ability to purchase a quantity of revenue equipment that is sufficient to sustain our desired growth rate and could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with, one or more of them could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended December 31, 2023 and 2022, respectively, our top ten customers, based on revenue, accounted for approximately [   ]% and 48%    of our total revenue. A substantial portion of our freight is from customers in the waste paper products industry. As such, our volumes are largely dependent on a well-functioning supply chain and export demand. In the event of a reduction in or termination of our services by one or more of our major customers, we could be required to replace the volumes elsewhere at uncertain rates and volumes, suffer reduced equipment utilization or lose our owner-operators. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

Economic conditions and capital markets may materially adversely affect our customers and their ability to remain solvent. Our customers’ financial difficulties can negatively impact our results of operations and financial condition, especially if they were to delay or default on payments to us. Generally, we do not have contractual relationships that guarantee any minimum volumes with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, if any, or continue at the same volume levels.

In addition, the size and market concentration of some of our customers may allow them to exert increased pressure on the prices, margins and non-monetary terms in our arrangements with them.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into certain transactions with Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, Mr. John Feliciano III, our Chief Financial Officer and a director, or their affiliates. For detailed information, see “Certain Relationships and Related Party Transactions” beginning on page 60. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

We may in the future enter into additional transactions in which any of our directors, officers or principal shareholders, or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these persons may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our services to, leases and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Audit Committee will be responsible for reviewing and approving all material related party transactions after its formation upon the effectiveness of this registration statement. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in aggregate, may have an adverse effect on our business and results of operations or may result in litigation or enforcement actions by the SEC or other agencies.

Our business depends on our strong reputation and the value of the Toppoint brand.

We believe that the Toppoint brand name symbolizes high-quality service, reliability and efficiency, and is one of our most important and valuable assets. The Toppoint brand name and our corporate reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our staff, contractors or agents, such as accidents, customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets such as Instagram, YouTube, Facebook and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Seasonality and the impact of weather and other catastrophic events affect our operations and profitability.

Our tractor productivity decreases during holiday seasons because drivers go on vacation and major holidays in Asian countries like the lunar new year slow down ports in Asia as well as shipping demand.

In addition, our revenue may be adversely affected by inclement weather as inclement weather may prevent trucks from crossing bridges and otherwise impede driving. During such times, operating expenses could increase as fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. We also may suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy our equipment or adversely affect the business or financial condition of our customers, any of which could materially adversely affect our results of operations or make our results of operations more volatile.

From time to time, we contract with third-party carriers where we do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the providers directly involved in delivering the freight. If we are unable to secure the services of these third parties to serve our customers on competitive terms, our relationships with our customers may be materially adversely affected.

We engage services of third-party truckload carriers when we do not have sufficient capacity to meet shipping demand. In such arrangements, we do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the providers directly involved in delivering the freight. These third-party providers may seek other freight opportunities and/or require increased compensation in times of improved freight demand or tight truckload capacity. If we are unable to secure the services of these third parties or if we become subject to increases in the prices we must pay to secure such services, our business, financial condition and results of operations may be materially adversely affected, and we may be unable to serve our customers on competitive terms. In addition, our ability to secure sufficient equipment or other transportation services may be affected by many risks beyond our control, including equipment shortages in the transportation industry, particularly among contracted truckload carriers, interruptions in service due to labor disputes, driver shortage, changes in regulations impacting transportation and changes in transportation rates.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may materially adversely affect customer demand for our services.

Many of the tariffs imposed by former President Trump’s administration still remain in place. A substantial portion of the services that we offer are directly or indirectly connected to global trade. The implementation of these tariffs, as well as the imposition of additional tariffs or quotas or changes to certain trade agreements, could, among other things, affect freight demands of our customers, increase the costs of the materials used by suppliers to produce revenue equipment or increase the price of fuel. If our customers reduce the export of commodities such as waste paper products, scrap metals or wood products that we service due to such trade policies and regulations, their demand for our transport services will decline accordingly and our business, results of operations and cash flows would be materially adversely affected. In addition, cost increases because of changes in trade policies and regulations for our or our owner-operators’ revenue equipment suppliers would likely be passed on to us, and to the extent fuel prices increase, we may not be able to fully recover such increases through rate increases or fuel surcharge fees, either of which could have a material adverse effect on our business.

We are dependent on systems, networks and other information technology assets (and the data contained therein) and a failure in the foregoing, including those caused by cybersecurity breaches, could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our systems, networks and other information technology assets (and the data contained therein). Our information and electronic data interchange systems are used for receiving and planning loads, dispatching drivers and other capacity providers, billing customers and load tracking and storing the data related to the foregoing activities. We also maintain information security policies to protect our systems, networks and other information technology assets (and the data contained therein) from cybersecurity breaches and threats, such as hackers, malware and viruses; however, such policies cannot ensure the protection of our systems, networks and other information technology assets (and the data contained therein). Recent, more jurisdictions are enacting data privacy legislation that place higher standards for compliance, such as the GDPR, CCPA, etc. If we are unable to prevent system violations or other unauthorized access to our systems, networks and other information technology assets (and the data contained therein), we could be subject to significant fines and lawsuits and our reputation could be damaged, or our business operations could be interrupted, any of which could have a material adverse effect on our financial performance and business operations.

Our operations, and those of our technology and communications service providers are vulnerable to interruption by fire, natural disasters, power loss, telecommunications failure, network disruptions, cyber-attacks, terrorist attacks, Internet failures, malicious intrusions, computer viruses and other events that may be beyond our control. Although we attempt to reduce the risk of disruption to our business operations through, among other things, using cloud servers to store and manage data, email safe scans to prevent phishing and malware attacks and other anti-virus software, there can be no assurance that such measures will be effective. If any of our critical information technology assets fail or become otherwise unavailable, whether as a result of a cybersecurity breach, upgrade project or otherwise, we would have to perform certain functions manually, which could temporarily impact our ability to manage our fleet efficiently, respond to customers’ requests effectively, maintain billing and other records reliably, and bill for services and prepare financial statements accurately or in a timely manner. Any significant system failure, upgrade complication, security breach or other system disruption could interrupt or delay our operations, damage our reputation, cause us to lose customers or impact our ability to manage our operations and report our financial performance, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

We are highly dependent upon the services of certain key employees, including our executive officers. The loss of any of their services could negatively impact our operations and future profitability. Inadequate succession planning or unexpected departure of key executive officers could cause substantial disruption to our business operations, deplete our institutional knowledge base and erode our competitive advantage. Additionally, we must continue to recruit, develop and retain skilled and experienced personnel if we are to realize our goal of expanding our operations and continuing our growth, including internationally. Failure to recruit, develop and retain a core group of operational personnel could have a materially adverse effect on our business.

Efforts by labor unions could divert management’s attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our independent contractor drivers, such as the proposed federal legislation referred to as the Protecting the Right to Organize Act of 2021, which would substantially liberalize the procedures for union organization. We also face the risk that our drivers may attempt to organize. Currently, our drivers are not unionized. Any attempt to organize by such independent contractor drivers could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations. Moreover, any labor disputes or work stoppages, whether or not our other personnel unionize, could disrupt our operations and reduce our revenues.

Insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. As a trucking company, we are subject to risk of accidents that can lead to property damage, bodily injury, cargo loss or damage, workers’ compensation claims and regulatory fines and penalties. It is essential for companies like us to have adequate insurance coverage and risk management strategies in place to mitigate these risks.

We maintain insurance with licensed insurance carriers and our independent contractor drivers are covered by our insurance. Currently, we hold commercial general liability and auto liability coverages, with an aggregate limit of $2,000,000 for the former and a combined single limit per accident of $1,000,000 for the later, effective for the period of June 21, 2023 to June 21, 2024. We also carry workers compensation and employer’s liability coverage, currently effective for the period of January 24, 2024 to January 24, 2025. However, we self-insure or maintain a high deductible for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims.

Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention or deductible when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

Following the completion of this offering, we will incur increased costs as a result of complying with various regulatory and reporting requirements as a public company. Such requirements may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and operating results.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join the company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

Our profitability may be materially and adversely impacted if our capital investments do not match customer demand for invested resources or if there is a decline in the availability of funding sources for these investments.

Our operations require significant investments. The amount and timing of capital investments depend on various factors, including anticipated volume levels and the price and availability of assets. If anticipated demand differs materially from actual usage, we may have too much, too little or too advanced capacity with respect to rented premises, IT infrastructure or other aspects of our business that we intend to invest in, including with proceeds from this offering. Moreover, our ability to properly select freight and adapt to changes in customer transportation requirements is important to efficiently deploy resources and make capital investments in equipment or obtain qualified third-party capacity at a reasonable price. Our customers’ financial failures or loss of customer business may also affect us.

Our inability to generate sufficient cash from operations or obtain financing on favorable terms could affect our profitability.

If we were unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including equity or debt financing, to meet our capital requirements, and maintain our ability to execute our business strategies. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, our ability to support our owner-operators’ growth and retain such owner-operators may reduce, and our ability to execute our business strategies may be curtailed, any of which could have a materially adverse effect on our business and profitability.

Historically we have not made a significant number of acquisitions and we may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have not been a significant part of our growth strategy. From inception to date, we did not complete any significant acquisitions. We may not be successful in identifying, negotiating or consummating any future acquisitions. If we decide to acquire other companies to stay competitive, we may not successfully integrate these businesses or achieve the synergies and operating results anticipated in connection with these acquisitions. The continuing trend toward consolidation in the trucking industry may result in the acquisitions of smaller carriers by large carriers that gain market share and other competitive advantages through such acquisitions. If we fail to make or successfully execute future acquisitions, our growth rate could be materially and adversely affected.

In addition, any acquisitions we undertake could involve numerous risks that could have a materially adverse effect on our business and operating results, including:

●	difficulties in integrating the acquired company’s operations and in realizing anticipated economic, operational and other benefits in a timely manner that could result in substantial costs and delays or other operational, technical or financial problems;

●	challenges in achieving anticipated revenue, earnings or cash flows;

●	assumption of liabilities that may exceed our estimates or what was disclosed to us;

●	the diversion of our management’s attention from other business concerns;

●	the potential loss of customers, key associates and drivers of the acquired company;

●	difficulties operating in markets in which we have had no or only limited direct experience;

●	the incurrence of additional indebtedness; and

●	the issuance of additional shares of our common stock, which would dilute your ownership in the company.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing shareholders.

We may need to raise additional funds in order to:

●	finance unanticipated working capital requirements;

●	develop or enhance our technological infrastructure and our existing services;

●	fund strategic relationships;

●	respond to competitive pressures; and

●	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders.

Our planned expansions outside the United States subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our growth strategy is to increase the wallet shares of our existing customers and serve additional domestic and international markets of theirs. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in multiple countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our services in different countries, requirements or preferences for domestic service offerings, and difficulties in replacing services offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require personal data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees or independent contractors in some countries;

●	difficulties in recruiting, hiring and retaining employees and independent contractors in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

Any of the above risks could adversely affect our planned international operations, including reducing revenue from customers outside of the U.S. or increasing operating costs, each of which could adversely affect our business, results of operations, financial condition, and growth prospects. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

The COVID-19 pandemic has adversely affected our business during periods when Asian markets were shut down due to COVID-19 lockdown policies and reduced import demand for recycled paper, metal and other commodities we service.

The COVID-19 pandemic has had a significant impact on the U.S. waste export industry, and the industry may continue to face challenges if lockdown policies are reimposed and reduced import demands persist in Asian countries. Since a lion’s share of our revenue has come from transporting waste paper products to U.S. ports for export, our business was materially adversely affected when Asian countries, particularly People’s Republic of China (“China”) which has historically been a top importer of U.S. waste materials, imposed lockdown policies because of the COVID-19 pandemic and closed or limited access to their ports. During such periods, the reduction in demand for waste export from Asian countries led to a decrease in shipping demand, which had a ripple effect on trucking companies involved in the waste export industry. However, with reduced export demand, waste materials that would have been shipped to Asian countries piled up in storage facilities and landfills in the U.S. and waste material export demand quickly rebounded after Asian countries eased lockdowns and other restrictive measures for curbing COVID-19.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in financial reporting, our ability to report our results of operations and financial condition could be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of robust and formal financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC disclosure requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. As of the date of this prospectus, the material weaknesses were deemed to be remediated.

We have engaged external financial consultant with U.S. GAAP experience to help our management in financial reporting processes and are in the process of developing and implementing a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis. We plan to establish an audit committee upon our listing and strengthen corporate governance. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting unless we qualify as a “non-accelerated filer.” Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Legal and Compliance Risks

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future federal or state regulations could have a materially adverse effect on our business.

We are subject to regulation at the federal level and at the state level. We may incur additional expenses associated with state wage, driver meal and rest break regulation. In addition, we operate in the United States pursuant to federal operating authority granted by the DOT. Our owner-operators and drivers also must comply with the safety and fitness regulations of the DOT, implemented through the FMCSA, including those relating to CSA safety performance and measurements, drug and alcohol testing and Hours of Service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ Hours of Service, ergonomics, collective bargaining, security at ports and other matters affecting safety or operating methods. We, as well as our owner-operators and drivers, must comply with enacted governmental regulations regarding safety, equipment, environmental protection and operating methods. Examples include regulation of equipment weight, equipment dimensions, fuel emissions, driver Hours of Service, driver eligibility requirements, on-board reporting of operations and ergonomics. We may also become subject to new or more restrictive regulations related to safety or operating methods, which could adversely affect our owner-operators’ fleets and operations in those jurisdictions.

If current or future legislation or judicial decisions deem that independent contractors (owner-operators) or contingent workers are equivalent to employees, we would incur more employee-related expenses. We face a complex and increasingly stringent regulatory and statutory scheme relating to wages, classification of employees and alternate work arrangements. Tax, federal and other regulatory authorities and private plaintiffs have argued that owner-operator drivers in the trucking and transportation industries are employees, rather than independent contractors. If any cases are judicially determined in a manner adverse to us or our businesses, there could be an adverse impact on our operations in the effected jurisdictions. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the owner-operator drivers we contract with are deemed employees, we would incur additional exposure under laws for federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort. The exposure could include prior period compensation, as well as potential liability for employee benefits and tax withholdings.

Changes in U.S. tax laws and regulations may impact our effective tax rate and may adversely affect our business, financial condition and operating results.

Significant reform of the U.S. tax laws, including significant changes related to federal tax rates and the taxation of business entities, could adversely affect us. Recent U.S. tax legislation may materially affect our financial condition, results of operations, and cash flows.

The Tax Cuts and Jobs Act (the “Tax Act”) has significantly changed the U.S. federal income taxation of U.S. businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying, or repealing many business deductions and credits.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) modifies certain provisions of the Tax Act, including increasing the amount of interest expense that may be deducted.

The Tax Act as modified by the CARES Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our common stock.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We and our owner-operators are subject to various environmental laws and regulations dealing with waste transport, air emissions from vehicles, engine idling and discharge and retention of storm water. Our operations involve the risks of fuel spillage or seepage, environmental damage and waste disposal, among others. If we are involved in a spill or other accidents, and if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable environmental laws or regulations, we could owe cleanup costs and incur related liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We may be from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our services. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We intend to file an application to list our shares of common stock under the symbol “[   ]” on the Nasdaq Capital Market. The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded.

Even if our common stock is approved for listing on Nasdaq, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which our common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The initial public offering price for our common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our common stock was determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our common stock will not decline significantly below the initial public offering price following the completion of this offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our common stock may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to maintain the listing of our common stock on Nasdaq.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our securities may prevent investors from being able to sell their securities at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such stock price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering. As a relatively small-capitalized company with a small public float after this offering, the price of our common stock may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of our common stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our securities, distort the market perception of our stock price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our common stock, regardless of our actual or expected operating performance. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of our common stock are low, holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in our common stock.

We may not be able to maintain a listing of our common stock on Nasdaq.

Once our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this offering for geographic expansions, investments in physical and IT infrastructure, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate [and substantial] dilution as a result of this offering.

As of December 31, 2023, our net tangible book value was approximately $[   ], or approximately $[   ] per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock that you purchase in this offering. Based on the assumed public offering price of $[   ] per share being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of December 31, 2023, you will suffer immediate and substantial dilution of $[   ] per share (or $[   ] per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock being offered in this offering will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our securities could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our securities could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our securities could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our securities. In all events, future issuances of our securities would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our securities. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six (6) months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our securities may become available for resale earlier, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our articles of incorporation authorize us to issue up to 50,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our securities in terms of dividend priority or liquidation premiums and may have greater voting rights than our securities. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our securities is less than $5.00, our securities could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore shareholders may have difficulty selling their securities.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our securities that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

Provisions in Nevada law may have an anti-takeover effect.

Nevada corporate statutes contain provisions designed to protect Nevada corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the Board, to affect its policies generally and to benefit from actions that are opposed by the Board.

General Risk Factors

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the Gaza Strip or any other geopolitical tensions.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing military conflict is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine, the Gaza Strip and globally and assessing its potential impact on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[   ] from this offering (or approximately $[   ] if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	60% of the net proceeds (approximately $[ ] million without the over-allotment option, or approximately $[ ] million with the over-allotment option) for our geographic expansions through both organic growth and acquisitions. This will include opening new locations, expanding existing ones, and exploring acquisition opportunities in new regions. We aim to grow our customer base and market share in strategic locations, as well as to diversify our revenue streams through serving additional types of commodities;

●	20% of the net proceeds (approximately $[ ] million without the over-allotment option, or approximately $[ ] million with the over-allotment option) for investments in physical and IT infrastructure. This will involve upgrading and expanding our facilities to accommodate our growing operations, as well as investing in the latest IT infrastructure to support our business needs.

●	10% of the net proceeds (approximately $[ ] million without the over-allotment option, or approximately $[ ] million with the over-allotment option) for expansion of our sales team and marketing efforts. This will be used to increase brand awareness and attract new customers and drivers through targeted advertising campaigns via social media and other online channels, and other marketing initiatives; and

●	10% of the net proceeds (approximately $[ ] million without the over-allotment option, or approximately $[ ] million with the over-allotment option) for general working capital and other corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future.

Our wholly-owned subsidiary, Toppoint Inc, recorded distributions of $377,048 in aggregate for the period of January 1, 2022 to September 28, 2022 to Hok C Chan, its sole shareholder at the time.

We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

●	on an actual basis; and

●	on a pro forma basis to reflect the sale of [ ] shares by us in this offering at an assumed price to the public of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions and non-accountable expenses of $[ ] and (ii) our estimated other offering expenses of $[ ] (assuming no exercise of the over-allotment option by the underwriter).

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our shares of common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2023:
	Actual		Pro Forma
Cash and cash equivalents	$	[ ]	$
Total long-term liabilities		[ ]
Total liabilities	$	[ ]	$
Shareholders’ equity:		[ ]
Preferred stock, $0.0001 par value, 50,000,000 shares authorized and no shares issued and outstanding on an actual basis (prior to this offering)		[ ]
Common stock, $0.0001 par value, 300,000,000 shares authorized and 15,000,000 shares issued and outstanding on an actual basis (prior to this offering)		[ ]
Retained Earnings		[ ]
Total shareholders’ equity		[ ]
Total liabilities and shareholders’ equity	$	[ ]	$

Each $1.00 increase or decrease in the assumed offering price per share of $[   ], assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $[   ] million, after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering.

DILUTION

Dilution in net tangible book value per share to new investors in our shares is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock immediately after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of December 31, 2023 was approximately $[   ], or approximately $[   ] per share.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of [   ] shares of our common stock in this offering at an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately $[   ], or approximately $[   ] per share. This amount represents an immediate increase in pro forma net tangible book value of $[   ] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[   ] per share to purchasers of our common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share	$	[ ]
Net tangible book value per share at December 31, 2023	$	[ ]
Pro forma net tangible book value per share after this offering	$	[ ]
Increase in net tangible book value per share to the existing shareholders	$	[ ]
Dilution in net tangible book value per share to new investors in this offering	$	[ ]

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $[   ] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $[   ] per share.

The following table sets forth, assuming the sale of [   ] shares of our common stock in this offering, as of December 31, 2023, the total number of shares of common stock previously issued and sold by us to existing investors, the total consideration paid for the foregoing and the average price per share, before deducting estimated underwriter commissions and offering expenses (assuming no exercise of the over-allotment option to purchase additional shares of common stock and assuming no exercise of the Representative’s Warrants), in each case payable by us. As the table shows, new investors purchasing shares of our common stock in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders(1)	15,000,000	[ ]	%	-	-		-
New investors	[ ]	[ ]	%		[ ]	%	[ ]
Total	[ ]	100%			100%		[ ]

(1)	As of the date of this prospectus, we have issued 7,500,000 shares of common stock to four investors at a purchase price of $0.0001 per share. We have issued an additional 7,500,000 shares of common stock to our founder, Chairman of our board of directors, and Chief Executive Officer, Hok C Chan, in exchange for all of the issued and outstanding shares of capital stock of Toppoint Inc. held by Hok C Chan, as a result of which Toppoint Inc. became our wholly-owned subsidiary. Prior to such share exchange, Hok C Chan held 10 shares of common stock of Toppoint Inc. for which he paid a purchase price of $0.01 per share. For a complete description of these transactions, please see “Corporate History and Structure.”

The table above excludes the following shares:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to [ ] shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering.

To the extent that new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a truckload services and brokerage solutions provider focused on the recycling export supply chain. We have risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal as well as wooden logs that require shipment from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa and Miami, FL, and Baltimore, Maryland in 2023.

Our client base includes largest Fortune 500 waste companies and over 280 recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business includes five verticals as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. In 2023 and 2022, we completed approximately 25,000 and 20,000 orders, involving approximately 700,000 and 580,000 tons of waste paper, respectively. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for our drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Brokerage. We have been developing a scalable brokerage model, specializing in converting drivers into owner-operators by means of training and captured market share. We also assist owner-operators in staffing vehicles and ensuring DOT compliance.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2015 to 303 in 2023 at a CAGR of approximately 53.17%.

Our total revenues increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to 21,485,791 for the year ended December 31, 2022. Our net income increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to $1,689,219 for the year ended December 31, 2022.

Effects of COVID-19

The COVID-19 pandemic has adversely affected our business during periods when Asian markets were shut down due to COVID-19 lockdown policies and reduced import demand for recycled paper, metal and other commodities we service. Since a lion’s share of our revenue has come from transporting waste paper products to U.S. ports for export, our business slowed down significantly when Asian countries, particularly China which has historically been a top importer of U.S. waste materials, imposed lockdown policies because of the COVID-19 pandemic and closed or limited access to their ports. During such periods, the reduction in demand for waste export from Asian countries led to a decrease in shipping demand, which had a ripple effect on trucking companies involved in the waste export industry like us. However, with reduced export demand, waste materials that would have been shipped to Asian countries piled up in storage facilities and landfills in the U.S. and waste material export demand quickly rebounded after Asian countries eased lockdowns and other restrictive measures for curbing COVID-19.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

	Years Ended December 31:		Increase (Decrease)
	2023	2022	$	%
Revenues	$	21,485,791

Costs and expenses
Costs of revenues		16,459,774
Selling		3,549
General and administrative		2,571,613
		19,034,936
Income from operations		2,450,856
Other income (expense)		42,493
Net income before income taxes		2,493,349
Provision for income taxes		804,130
Net income	$	1,689,219

Revenue. Revenue for the years ended December 31, 2023 and 2022 was $ and $21,485,791, respectively, representing an increase/a decrease of     %. The increase/decrease was due to an increase/a decrease in     .

Cost and expenses.

Costs of revenues Our cost of revenue includes all directly related costs to deliver our services. Our costs of revenue for the years ended December 31, 2023 and 2022 was $ and $16,459,774, respectively, representing an increase/a decrease of %. Such increase was in line with our increased revenue.

Selling expenses Our selling expenses consist primarily of advertising costs. Our selling expenses increased by $ or % for the year ended December 31, 2023 ($ ) from the year ended December 31, 2022 ($3,549).

General and administrative Our general and administrative expenses consist primarily of automobile, office, insurance, payroll and rent expenses. Our general and administrative expenses increased by $ or % for the year ended December 31, 2023 ($ ) from the year ended December 31, 2022 ($2,571,613).

Income tax expense.  We recorded income tax expenses of $ for the year ended December 31, 2023, as compared to $804,130 for the year ended December 31, 2022, an increase/decrease of $ or     %. The increase/decrease in the income tax expense mainly resulted from     ..

Net income

Net income for the years ended December 31, 2023 and 2022 was $ and $1,689,219, respectively. The change of net income was due to the increase/decrease in   during these years.

Liquidity and Capital Resources

As of December 31, 2023 and 2022, we had cash of $[   ] and $744,853, respectively. To date, we have financed our operations primarily through revenue generated from operations.

We believe that our current levels of cash, either with or without the proceeds of this offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional loans. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus:

	Year Ended
	December 31, 2023		December 31, 2022
Net cash provided by (used in) operating activities	$	[ ]	$888,839
Net cash (used in) investing activities		[ ]	(65,377)
Net cash provided by (used in) financing activities		[ ]	(518,547)
Net increase (decrease) in cash and cash equivalents		[ ]	304,915
Cash at beginning of period		[ ]	439,938
Cash at end of period	$	[ ]	$744,853

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification 606 “Revenue From Contracts With Customers” which has established a five-step process to govern contract revenue and satisfy each element is as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as you satisfy a performance obligation. The Company records the revenue once all the above steps are completed and services are performed.

The Company’s contracts with customers only include one performance obligation, which is to provide truckload services. Revenue is recognized in the gross amount at a point in time when the service is completed and the benefit of our services has been transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for those services. Because revenue is recognized at the point in time services are sold to customers, there are no contract liability balances, however there may be contract asset balances for any services provided that were not billed.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 and is to be applied utilizing a modified retrospective approach. The Company has adopted this guidance as of January 1, 2022, and it did have a material impact on its consolidated financial statements as now the Company capitalizes all right-of-use assets and lease liabilities.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (“Topic 326”)”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company is currently evaluating this guidance and expects it will not have material impact to its consolidated financial statements.

Emerging Growth Company Status and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (i) irrevocably elect to opt out of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. We will continue to remain an emerging growth company until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our cash and cash equivalents consist of cash held in readily available checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations.

We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, and cash flows.

Foreign Currency Exchange Risk

All of our revenues and expenses are denominated in U.S. dollars. We do not believe that we currently are exposed to significant foreign exchange risks and have not used derivative financial instruments to hedge exposure to such risk. As we continue to develop our business, our results of operations and cash flows will likely be more affected by fluctuations in foreign currency exchange rates, which could adversely affect our results of operations.

To the extent that we need to convert U.S. dollars into other currencies for our operations, appreciation of the foreign currencies against the U.S. dollar would have an adverse effect on the amount of foreign currencies we receive from the conversion. Conversely, if we decide to convert foreign currencies into U.S. dollars for business purposes, appreciation of the U.S. dollar against the foreign currencies would have a negative effect on the U.S. dollar amounts available to us.

Effects of Inflation

Inflation could affect us by increasing our cost of labor, rent and other costs. We do not believe inflation has had a material effect on our business, financial condition or results of operations, or on our financial statements included elsewhere in this prospectus.

CORPORATE HISTORY AND STRUCTURE

We were incorporated in the State of Nevada on August 16, 2022 as a holding company. We started operations in 2014 through Toppoint Inc, a Pennsylvania corporation, providing logistics services and brokerage solutions for the recycling export supply chain in the U.S. As of the date of this prospectus, we have only one subsidiary, Toppoint Inc.

On the date of incorporation, we issued an aggregate of 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. On the same date, these four investors entered into a voting agreement with Hok C Chan, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which the investors unconditionally and irrevocably appointed Hok C Chan as each investor’s proxy to attend and vote at all shareholder meetings of the Company and on every action or approval by written consent of the shareholders of the Company, until the earlier of (i) the date on which the Company completes its initial public offering, or (ii) the written agreement of all the parties of the agreement to terminate it. A copy of the voting agreement is filed as Exhibit 10.10 to the registration statement of which this prospectus forms a part.

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary.

On January 1, 2023, we entered into a Services Agreement with 4 John Trucking, a Pennsylvania corporation controlled by John Feliciano III, our Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to us, in consideration of 750,000 shares of common stock of our company which was effected through a transfer of such shares from Hok C Chan to John Feliciano III on January 1, 2024.

On October 1, 2022, we adopted the Toppoint Holdings Inc. 2022 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. As of the date of this prospectus, all shares remain available for issuance under the Plan.

Our principal executive offices are located at 1250 Kenas Road, North Wales, PA 19454 and our telephone number is 551-866-1320. We maintain a website at https://toppointtrucking.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus. Our fiscal year end is December 31.  Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

The following diagram presents our corporate structure as of the date of this prospectus:

INDUSTRY

Information included in this prospectus relating to our industry, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, and other industry data consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of our sales and the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Among others, we refer to estimates compiled by using publicly available data from the following industry sources:

●	The Insight Partners, an industry research provider

●	Fact.MR, a market research provider

●	Data Bridge Market Research, a market research and consulting firm

●	Waste Dive, a publication operated by Industry Dive focused on waste and recycling news

●	ReportLinker, a market intelligence platform

●	Research and Markets, the world’s largest market search store

●	Precedence Research, a worldwide market research and consulting organization

●	IBISWorld, a global industry research company

●	The Business Research Company, a global market research firm

●	United States Department of Agriculture (USDA)

●	Forecon, one of the oldest established professional forestry consulting firms

●	Fastmarkets, a cross-commodity price reporting agency in the agriculture, forest products, metals and mining, and energy markets

Waste Paper Export

According to a report titled “Recycled Paper Market Forecast to 2028 - COVID-19 Impact and Global Analysis By Type and Application” offered by The Insight Partners, recycling paper is known to conserve natural resources, thus, reducing greenhouse emissions and saving energy.1 The recycled paper market was valued at $32.558 billion in 2021 and is estimated to grow to $42.396 billion by 2028 at a CAGR of approximately 3.8%.2 The paper recycling market has witnessed significant growth in the last few years. An article of Waste Dive observes that primarily driven by an e-commerce boom during the pandemic, containerboard production reached a record level in 2021, and containerboard comprises the lion’s share of the recovered paper market.3 In addition, consumer brands are further fueling demand for recovered paper as they move away from plastics and increase the use of sustainable packaging materials, especially paper.4

[1]	The Insight Partners (2021). Recycled Paper Market Forecast to 2028 - COVID-19 Impact and Global Analysis By Type (Pre-Consumer Waste and Post-Consumer Waste) and Application (Writing and Printing Paper, Containerboard, Newsprint Paper, Tissue, and Others). Report Code: TIPRE00008887.
[2]	Ibid.
[3]	Katie Pyzyk (2022), The Pandemic Pushed Paper Markets to Record Levels. How Long Will Those Prices Continue?, Waste Dive.
[4]	Ibid.

According to the “Recovered Paper Market Report: Global Industry Trends, Insights and Forecast to 2030” published by Research and Markets’ IndexBox, the United States was the largest exporter of recovered paper in the world, with the volume of supplies finishing at 16 million tons, which was approximately 33% of total exports in 2021.5 In value terms, the United States ($3.3 billion) remains the largest recovered paper supplier worldwide, comprising approximately 34% of global exports.6 In the United States, recovered paper exports increased at an average annual rate of approximately 1.2% over the period of 2007-2021.7 The report notes that, in 2021, China (13 million tons), distantly followed by India (7.4 million tons), Germany (6.9 million tons), Indonesia (3.4 million tons), the Netherlands (3.2 million tons) and Vietnam (3.1 million tons) were the largest importers of recovered paper, together comprising approximately 64% of total volume.8 In value terms, the largest recovered paper importing markets worldwide were China ($2.3 billion), India ($1.8 billion) and Germany ($1.2 billion), with a combined 49% share of global imports.9 The report finds that the average recovered paper export price worldwide stood at $200 per tons in 2021, jumping by approximately 40% against the previous year.10

Scrap Metal Export

According to a report published by Precedence Research on “Metal Recycling Market Size, Share, Growth Outlook, Trends, Revenue, Consumption and Forecast 2020 to 2027,” metal recycling refers to the reprocessing of waste metals into valuables in order to preserve natural resource, reduce greenhouse gas emission levels, and to manage the energy consumption level.11 This recycling process over metals can be repeated several times without altering their properties.12 Presently, only approximately 30% of the used metals are recycled.13 A report on the “U.S. Scrap Metal Recycling Market Outlook (2022-2032)” released by Fact.MR (the “Fact.MR report”) notes that the challenges facing the metal recycling market include that ferrous and non-ferrous metals such as aluminum, steel, and other metals must be manually separated from other recyclable materials, such as paper and plastic.14 Also, some metals, such as aluminum, degrade after each reuse cycle, impacting product quality, which is likely to hamper the market growth to some extent in the United States.15 However, most metals never reach a point where they are no longer recyclable.16 Furthermore, manufacturing products from recycled scrap metal uses almost 95% less energy than new production.17

The Fact.MR report estimates that the U.S. scrap metal recycling market stood at $9.2 billion in 2022 and is predicted to expand at a noteworthy CAGR of approximately 5.4% over the forecast years of 2022-2032.18 The report finds that the scrap metal recycling market in the United States registered a historical growth rate of approximately 3.7% from 2017 to 2021.19

IBISWorld observes that China is the largest export market for scrap metal produced in the United States and concludes that development in China is one of the main drivers of the global metal market as both ferrous and nonferrous metals are required for building skyscrapers, bridges, roads and other infrastructure in China.20

[5]	IndexBox (2022). Recovered Paper Market Report: Global Industry Trends, Insights and Forecast to 2030.
[6]	Ibid.
[7]	Ibid.
[8]	Ibid.
[9]	Ibid.
[10]	Ibid.
[11]	Precedence Research (2020). Metal Recycling Market Size, Share, Growth Outlook, Trends, Revenue, Consumption and Forecast 2020 to 2027.
[12]	Ibid.
[13]	Ibid.
[14]	Fact.MR (2022). U.S. Scrap Metal Recycling Market Outlook (2022-2032).
[15]	Ibid.
[16]	Ibid.
[17]	Ibid.
[18]	Ibid.
[19]	Ibid.
[20]	IBISWorld (2022). Scrap Metal Recycling in the US – Market Size 2003-2028.

Wood Products Export

According to the “U.S. Forest Products Annual Market Review and Prospects: 2015-2021” (Research Note FPL-GTR-289), the U.S. is the world’s leading producer and largest single consumer of wood products, and the U.S. plays an essential role in global forest products markets.21 Historically, U.S. softwood log exports have been an important component for softwood producers, with exports ranging from 3.2% to 13.1% of total U.S. softwood production (1965 to 2019).22 From 1992 to 2019, exports have averaged 5.9% of total U.S. softwood production.23 From 2018 to 2019, U.S. softwood log exports decreased 27.1%, from 2.9 million m3 (nominal) to 2.3 million m3, which was the least since 1965.24 This was primarily caused by declines in shipments to China.25 In the first half of 2020, U.S. exports decreased 15.8% (0.1 million m3) compared with the first half of 2019 (1.2 million m3).26 Exports to China were 1.1 million m3 in 2019, decreasing 40.9% compared with 2018.27

This report noted that the hardwood resource comprises 57.8% of U.S. timberland acreage, and nearly 72% of the eastern deciduous forest is owned by private landowners.28 The number of U.S. temperate hardwood species exceeds that of other world regions.29 The United States has an abundant and growing hardwood resource, well-developed transportation systems, numerous seaports, a modern hardwood sawmilling industry (at larger facilities), and very few impediments restricting hardwood log and lumber exports.30 These, and other factors, afford the United States a comparative advantage in lumber production and exportation.31

Forecon reported that in 2021, U.S. forest product exports (excluding paper) were $9.4 billion, nearly surpassing 2018’s high-water mark.32 Total forest product exports increased by approximately 27% in 2021 as compared to 2020.33 Fastmarkets forecasted that, the US will become a net exporter of softwood lumber in overseas trade and overtake Canada as North America’s leading offshore supplier within the next five years as production capacity increases.34 Fastmarkets referenced its report Projections from Fastmarkets’ North American Lumber Forecast Five-Year Outlook, noting that U.S. exports to overseas destinations are expected to increase steadily, from 1.11 billion board feet (“bbf”) in 2023 to 2.7 bbf by 2027.35

[21]	U.S. Department of Agriculture (2022). U.S. Forest Products Annual Market Review and Prospects: 2015-2021. Research Note FPL-GTR-289.
[22]	Ibid.
[23]	Ibid.
[24]	Ibid.
[25]	Ibid.
[26]	Ibid.
[27]	Ibid.
[28]	Ibid.
[29]	Ibid.
[30]	Ibid.
[31]	Ibid.
[32]	Forecon (2022). U.S. Forest Products Export Update.
[33]	Ibid.
[34]	Fastmarkets (2023). The US Is Predicted to Become a Net Exporter of Softwood Lumber by 2027.
[35]	Ibid.

BUSINESS

Overview

We are a truckload services and brokerage solutions provider focused on the recycling export supply chain. We have risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal as well as wooden logs that require shipment from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa and Miami, FL, and Baltimore, Maryland in 2023.

Our client base includes largest Fortune 500 waste companies and over 280 recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business includes five verticals as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. In 2023 and 2022, we completed approximately 25,000 and 20,000 orders, involving approximately 700,000 and 580,000 tons of waste paper, respectively. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for our drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Brokerage. We have been developing a scalable brokerage model, specializing in converting drivers into owner-operators by means of training and captured market share. We also assist owner-operators in staffing vehicles and ensuring DOT compliance.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2016 to 303 in 2023 at a CAGR of approximately 53.17%.

Our total revenues increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to $21.5 million for the year ended December 31, 2022. Our net income increased by $[   ] million, or approximately [   ]%, to $[   ] million for the year ended December 31, 2023, compared to $1.7 million for the year ended December 31, 2022. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	A Large Vendor Pool with Approximately 100 Trucks. Our truck drivers and owners are our bloodline. The core belief in “culture drives success” has helped us grow the fleet to approximately 100 trucks. We provide high level of care and support to our vendors. We help our drivers create a timeline to transition to owner-operators and we assist our owner-operators in expanding their own fleets of trucks with driver recruitment assistance, business management training and retention tactics adoption. With a large fleet, we are able to meet our customers’ transport needs with first-to-final-mile-delivery capabilities, avoid delays or cancellations, and help us build a strong brand image and reputation as a reliable, efficient and professional company.

●	Ability to Offer Competitive Pricing. In the relatively lower-profit recycled paper transport industry, maintaining competitive prices is an important factor in our continued market share expansion. We employ proprietary analytics systems to effectively track our revenue growth, revenue per client, profit margin, client retention rate, customer satisfaction and financial position in real time and continuously enhance processes, with a view to helping customers reduce warehouse costs, lower shipping expenses and maintain operational flexibility. In addition, our full truckload shipping offerings meet the needs of companies requiring maximum movement of the commodities they trade with lower transport costs per unit.

●	Capability to Provide Real-Time Visibility into Shipments and Quickly Respond. We have adopted a leading telematics system to allow us and our customers to easily monitor the status and location of the freight. We typically receive and process 250 driver and truck location updates daily. In addition, our sophisticated dispatch system and experienced professionals enable us to quickly pivot when vessels are delayed and minimize empty miles.

●	A Global Team and a Fully Remote Workspace. Our dedicated growing staff are strategically located in the US and overseas, to allow for immediate response for inquiries by our customers and vendors 24/7. We provide a fully remote engaging workspace that encourages a healthy work-life balance and drives a committed team with minimal employee turnover and consistent accountability KPI outperformance.

●	Healthy Cash Flows. We have primarily funded our operations through cash generated from daily operations. Positive cash flows enable us to operate without dependency on factoring companies, improve profit margins, have the ability to invest in new opportunities and expand into new markets, provide resources to help our vendors grow, and strengthen our ability to weather market volatility.

●	Maintaining a Satisfactory DOT Safety Rating, the Highest Awarded by the DOT. A top concern for operating in dense urban areas is ensuring our cargo is delivered as promised, the patrons on the roads we share are free of harm, and our drivers go home safely nightly. We require Department of Transportation and Federal Motor Carrier Safety Administration (DOT/FMCSA)-compliant drug testing, including pre-employment and quarterly random drug and alcohol testing. New drivers undergo documented training and current drivers undergo refresher training annually. This allows us to maintain a satisfactory DOT safety rating, the highest awarded by the DOT.

●	Innovative and experienced management team with extensive operating expertise. We have an innovative management team able to seize on the opportunities in the recyclable waste transportation industry. Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, has a deep understanding of the recycling and trucking sectors. As an innovative and entrepreneurial leader, Mr. Chan has led our company to develop a sizable client base comprising Fortune 500 waste companies and over 280 recycling centers and commodity traders within a short period of eight years and to be a leader in the recycling export supply chain of the New Jersey and Pennsylvania region. Our management team is well versed in trucking services, recycling, heavy equipment, and logistics management. Our experienced management team has also built a solid talent base for our company to drive development and innovation in the long run.

Our Services

Operational Procedure

The chart below summarizes our operational flow for a single shipment:

The client places an order via email or online order form.

Our dispatch team receives and processes the order and our team will maintain communication with the client throughout the process

Our dispatch team coordinates a truck, chassis and an empty container with vendors and ocean liners for the shipment, and a driver is assigned.

The driver picks up the empty container from the port and drives to the pick-up facility.

The driver arrives at the pick-up facility where the empty container is loaded with cardboard, logs, or metal.

After being loaded, the truck drives to a port of Newark or Philadelphia.

Upon arrival at the port, the container is removed from the chassis and loaded onto the ship for export to Asia

The driver sends back receipt paperwork from the port to the dispatch team, and the client is told the load has been delivered. This cycle is then repeated as orders come in.

What We Ship

Waste paper products account for the lion’s share of commodities we transport. Factors that contribute to waste paper being our core commodity include high generation amounts, a higher recycling rate compared to other materials and relatively stable export prices throughout the year. In the years ended December 31, 2023 and 2022, we hauled approximately 13,600 and 12,000 tons of waste paper per week on average.

A truck in our fleet was loading waste paper at a recycling center.

As the amount of scrap metal generated is far less than that of waste paper products, and scrap metal export volumes and prices fluctuate significantly, scrap metal transportation has not been a steady source of revenue for us. Ferrous and non-ferrous scrap metals, however, provide a good addition to our offerings and an additional supply of orders for our expanding fleet.

Additionally, we provide regional and short distance hauling services for wood product exports. The process for shipping wood and timber products is the same as that for waste paper. We dispatch a truck with an empty container to the client facility after the client places an order online or by email. Once loaded, the truck hauls the container filled with logs to the designated port. At the port, the container is loaded onto a ship, which marks the completion of a delivery. Wood supply is less steady than waste paper products and subject to substantial seasonal changes.

Imports transport comprises a more competitive market with more trucking companies focused on this market. In the import sector for Newark, NJ and Philadelphia, PA ports, we provide transport of containers filled with cargo from the port to client locations. Although this sector is crowded, we are able to have a modest presence based on our high-standard, reliable truckload services and competitive prices.

Equipment We Use

We transport all the goods by chassis trucks. A chassis truck is a specific kind of truck that has a flatbed made for carrying containers. The containers we carry consist of standard 40-foot shipping containers and 20-foot shipping containers. 40-foot containers are the most popular options and considered offering better value as it provides twice the square footage of a 20-footer at a lower cost per square foot. All of the trucks and chassis in our vendor pool are parked at our rented premises at a discounted parking rate.

Our leased property at 405 Division Street, Elizabeth, NJ 07201

Brokerage Services

We operate on a scalable brokerage model in which we help drivers convert into owner-operators utilizing a variety of our resources:

●	Training. We share our industry know-hows and practices, management skills, growth strategies and driver retention tactics with our owner-operators. Our training contents target the operational challenges and issues they face as owner-operators and provide on-point guidance, which help them strengthen confidence in transitioning into owner-operators and build loyalty toward us.

●	Market Share. Our owner-operators rely on us for shipping orders. The growing pool of our owner-operators allows us to increase our capacity to handle more shipments and deliveries, leading to increased revenue and growth opportunities. On the other hand, with our enlarged market share, our owner-operators can access a broader market and increase miles.

●	Staffing. We assist our owner-operators with driver recruitment to meet the needs of ever-expanding fleets. We use our rich experience in finding, screening and attracting driver applicants to help owner-operators acquire and retain skilled and responsible drivers.

●	Compliance. We manage the entire process of DOT compliance for our owner-operators. All of the trucks serving our orders are subject to DOT compliance. The trucks of our owner-operators are marked with our DOT registration number. DOT compliance entails a lengthy set of regulations and rules and we are able to maintain a satisfactory DOT safety rating, the highest awarded by the DOT. This is instrumental in building our reputation among drivers and owner-operators as a trustworthy carrier.

We receive approximately 20~40% of gross profits earned per load under this brokerage model. This innovative model has resulted in our annual driver turnover rate below 10% which is significantly lower than the average of the trucking industry, an industry with alarming high turnover rates and chronic shortages of workforce for decades. Based on this model, we have been able to scale up our operations in a relatively short period of time and outpace the industry average growth rate.

Our Customers

We serve a large customer base primarily comprised of global, national, regional and local recycling companies, logistics firms and exporters. Our top customers include CellMark, Republic Services, Accurate Recycling Corporation, Omni Recycling, Traffix USA, L&J Logistics and Genesis Resource Enterprise, Inc., among others. For the fiscal years ended December 31, 2023 and 2022, our ten largest customers in aggregate represented approximately [ ]% and 48% of the total revenues, respectively.

Currently, our clients are spread across nearly 2,300 locations in Pennsylvania, New Jersey, Maryland, Florida, New York, Connecticut, Delaware. We have been constantly expanding our geographic footprint and have expanded into Florida and Maryland, with plans to extend our services to Canada, Australia and the United Kingdom in the near future. Our goal is to solidify existing market share and penetrate new markets where our global and national customers have set foot in. For example, the international markets we are entering are places where our top customers have existing establishments, and the local branches of such top customers will be our initial clients in these new markets.

Our Technology

We believe that technology is critical to our success and is the cornerstone of our goal to become a leader in the first and last mile of the recycling and wood export supply chains. We understand that technology alone will not always provide a better solution if not balanced with a human and personal touch, coupled with a best-in-class customer experience, and driven by interactive service management. By leveraging our data insights, we strive to optimize the efficiency of our operations.

We have developed a proprietary dispatch system that records, analyzes and displays every aspect of each shipment. Organized by dates, this system registers the schedule date, the driver assigned, ERD (referring to the cut-off date and time for a container to be at a port ready for loading), the booking date, client location, customer identity, SSL (sea shipping line), the load number, container size, pickup terminal, drop-off terminal, region code and other information with respect to a shipment. Based on such entries, this system aggregates the statics and generates a status summary covering all the orders as of a specific date, to outline, among others, (i) the total number of scheduled loads for which drivers have been assigned, (ii) the total number of loads needing drivers, (iii) the total number of unscheduled loads, (iv) the number of loads available for booking, (v) the total number of loads actually completed, (vi) the weekly goal for completed loads, and (vii) the percentage of the goal achieved. Our dedicated maintenance of this system has allowed us to ensure an on-time delivery rate of over 98%.

Built on our dispatch system, we have utilized a KPI dashboard to keep track of our daily, weekly, monthly, quarterly and year to end sales growth, gross profit, gross profit margin, profit per load, revenue per client, client retention rate, customer satisfaction and financial position. This enables us to understand the performance and health of our business such that we can make timely adjustments in our execution to achieve our strategic goals.

Sales and Marketing

Unlike common sales and marketing strategies targeting customers, our sales and marketing efforts focus on both customers and drivers. Strategic online marketing has become essential to successful marketing campaigns. As we continue to deliver a superior experience for both shippers and drivers through reliability, transparency and service, our sales and marketing strategy continuously seeks to identify and act on new opportunities to grow these relationships. We have engaged in marketing through the following channels:

●	Social Media. Social media is most useful for networking with a large audience in the trucking sphere and it provides a cost-effective means to interact and build up relationships with such an audience and increase our visibility. For example, we have used Instagram to find and draw driver applicants by operating our Instagram account (toppoint_trucking) and sharing our business updates. In addition, social media provides an effective way to remain updated on what is trending in the industry and a convenient platform for asking questions and gaining valuable insights about how customers, drivers and communities feel about our company and brand.

●	Referrals & Reviews. In today’s digital world, online reviews have become critical for successful businesses. Reviews impact drivers’ decisions whether to apply to your company and new clients’ decisions whether to purchase your services. Reviews facilitate word-of-mouth marketing and referrals. We place great importance on reviews on our website and Google reviews and plan to create central online reviews that we can engage with the reviews and use them to improve our business.

●	Emails. We have subscribed to recruitment websites that distribute automated emails advertising driver job openings as well as email notifications when candidates apply for such positions. This is an important channel through which we discover and connect with qualified drivers we seek. As we can use filters to target drivers in a specific region, it is particularly helpful in recruiting drivers as we enter new geographic markets. In the future, we may deploy email marketing to promote our company’s services to existing and potential customers.

Our Competition

We operate in the highly competitive and fragmented truckload industry, and our failure to stay competitive could impair our ability to maintain and increase our profitability and materially adversely affect our results of operations.

Currently, our primary competitors are regional trucking drayage service companies such as Evans Delivery Company, Inc. and Matrix Transport LLC, and Portx Inc. that serve the ports of New Jersey, New York and Pennsylvania. Players in our sector primarily compete on price, timeliness, safety and customer experience. We believe our large vendor pool, competitive pricing, technological capabilities, high retention rate, positive cash flows and an innovative and experienced management team enable us to be positioned favorably against our competitors. It is worth noting that we have achieved an on-time delivery rate of approximately 98% and a customer acquisition CAGR of approximately 53.17% over the past eight years, demonstrating market confidence and demand for our services. Our ability to provide superior services at competitive pricing and our strategy to align our growth with our customers’ needs for success and standards allow us to have a track record in acquiring clients and market shares. Additionally, as a well-capitalized company with positive cash flows, we are able to pay our drivers early and at rates higher than our competitors. Based on the statistics regarding 40-foot equivalent unit containers moving through ports in New Jersey and Philadelphia for June to December 2022 sourced from IHS Markit, known as IHS Stats, we estimate that we made up approximately 34% of the waste paper export drayage volumes through the ports of New Jersey and approximately 30% through the ports of Philadelphia.

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

●	Increasing wallet shares of current clients. Our top clients service nationwide and globally. We believe the most effective expansion strategy is to capitalize on existing clientele relationships, our track record and reputation, strategically align with their growth goals, and secure opportunities to service more of their markets.

●	Building storage and warehousing capability. We plan to invest in expanding our storage and warehousing space and upgrading the logistics management system in such space. With enhanced storage and warehousing capability, we will be able to provide additional space for the growing fleet to store equipment and vehicles and acquire new space as we expand geographic coverage of services. Also, upgraded warehouses that can sort and store freight may allow us to enter other segments of the trucking industry.

●	Continuing to improve information technology (IT) Infrastructure. We aim to continue to improve our existing IT-based platforms and systems by remaining alert to new technologies related to the transportation process and strengthen our technology capabilities in order to facilitate, optimize, streamline and ensure the quality of our operations. We intend to make investments to further develop our abilities concerning carrier payments and data analytics, with a view to serving increased market shares and evolving client requirements and cementing client relations.

●	Selectively exploring opportunities of strategic alliance, investments and acquisitions. We have a track record of fostering organic growth. In the future, we may selectively seek strategic alliance, investments and acquisition opportunities to solidify existing market position, accelerate our growth and drive value creation through alliance with strategic partners. Currently we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

●	Enhancing our ability to attract, incentivize and retain a talented workforce. Our people are our core assets, and we believe our success greatly depends on our ability to attract, incentivize and retain our personnel, drivers and owner-operators. We strive to continue to provide competitive compensation to our drivers, use our resources to support owner-operators’ growth, and maintain the collegial environment for our global staff. Our compensation structure is performance-based and aligned with our strategic objectives. Our culture, which from our inception, was focused on the well-being of our drivers and owner-operators, helps us maintain an industry-leading high retention rate. As a leader in our market with underlying core values, we believe that we will continue to be a preferred carrier for both of our drivers and owner-operators.

Seasonality

In terms of waste paper, our transport volumes are largely steady during all seasons. There is a seasonal pattern for transporting wood products with volumes peaking in fall and lowest in winter. Historically, scrap metals are subject to dramatic price and demand fluctuations as a result of a number of factors, and seasonality is one of the factors as construction and automobile industries tend to be busier when the weather is nicer.

Regulation

Our operations are regulated and licensed by various U.S. federal and state governmental agencies. These regulations impact us directly and also indirectly when they regulate third-party providers we arrange and/or contract with to transport freight for our customers.

Regulations Affecting Motor Carriers, Owner-Operators and Transportation Brokers. We have a satisfactory score with the U.S. DOT and utilize JJ Keller as our third-party service provider to ensure we comply with the requirements of the FMCSA of the DOT. We have successfully passed DOT audits and truck inspections in the past. We and third-party motor carriers we contract with within the U.S. must comply with the safety and fitness regulations of the DOT, including, without limitation, those related to controlled substances and alcohol, hours-of-service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, unsafe driving, and minimum insurance requirements, as well as the Compliance Safety Accountability, or CSA, program, which uses a Safety Measurement System, or SMS, to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories, or BASICs. Other federal and state agencies, such as the U.S. Environmental Protection Agency, the U.S. Food and Drug Administration and the U.S. Department of Homeland Security, also regulate our equipment, operations, cargo and independent contractor drivers. We are also subject to various vehicle registration and licensing requirements in certain states and local jurisdictions where we operate. We may become subject to new or more restrictive regulations relating to emissions, drivers’ Hours of Service, independent contractor eligibility requirements, onboard reporting of operations, air cargo security and other matters affecting safety or operating methods.

Classification of Independent Contractors. U.S. tax and other federal and state regulatory authorities, as well as private litigants, continue to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors, while applying a variety of standards in their determinations of independent contractor status. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements and heighten the penalties for companies that misclassify workers and are found to have violated overtime or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor, which allows taxpayers that meet certain criteria to treat individuals as independent contractors if they are following a longstanding, recognized practice. Federal legislators have also sought to expand the Fair Labor Standards Act to cover “non-employees” who perform labor or services for businesses, even if said non-employees are properly classified as independent contractors; to require taxpayers to provide written notice to workers based upon their classification as either an employee or a non-employee; and to impose penalties and fines for violations of the notice requirement or for misclassifications. Some states have launched initiatives to increase tax revenues from items such as unemployment, workers’ compensation and income taxes, and the reclassification of independent contractors as employees could help states increase these revenues. In addition to these possible legislative changes, the National Labor Relations Board (“NLRB”) and NLRB’s general counsel have signaled the desire to reverse several pro-employer precedents in order to make it more difficult for a worker to be classified as an independent contractor by changing the factors used in determining worker classification. The NLRB has also entered into a Memorandum of Understanding with the U.S. Department of Labor regarding the exchange of information and cooperation in enforcement activities regarding the misclassification of employees as independent contractors. If the independent contractor drivers that provide services to us are determined to be our employees, we could incur additional exposure under some or all of the following: federal and state employer taxes, workers’ compensation, unemployment benefits, and labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Environmental Regulations. Our operations and independent contractors are subject to various environmental laws and regulations in the jurisdictions where we operate. In the U.S., these laws and regulations deal with vehicle emissions, engine-idling, fuel tanks and related fuel spillage and seepage, discharge and retention of stormwater, and other environmental matters that involve inherent environmental risks. We may be responsible for cleaning up any spill or other incident involving hazardous materials caused by our business. In the past, we were responsible for cleaning up diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We believe that our operations are in substantial compliance with current laws and regulations, and we do not know of any existing environmental condition that reasonably would be expected to affect our business or operating results adversely.

Other Regulations. We are subject to a variety of other U.S. federal, state, and local laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and export sanction laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by us.

Employees and Human Capital

As of December 31, 2023, we had 2 full-time and 1 part-time employees in the U.S., 8 overseas contractual staffers and approximately 125 independent contractor drivers. Our operations are overseen directly by management. Our management functions cover corporate administration, training, business development, technology and marketing. We intend to expand our current operations team to hire about nine additional skilled employees with experience relevant to our business in the next 12 months. We also anticipate that the number of our independent contractor drivers will increase to 150 in the next 12 months. We believe our management’s relationship with our personnel, drivers and owner-operators is good. We do not have any collective bargaining agreement, and our employees are not unionized.

Department/Function	Personnel
Management	2
Operations	9

TOTALS	11

Properties

Our principal executive office is located at 1250 Kenas Road, North Wales, PA 19454, United States. We are renting premises of approximately 2.5 acres at 405 Division Street, Elizabeth, NJ 07201, on a month-to-month basis starting on January 1, 2024, for a monthly rent of $50,000. This lease may be terminated on seven days’ written notice. We also use such rented premises to provide discounted parking space for our owner-operators.

As we expanded into Florida, we have rented Unit No. 2301 in the building located at 1900 N. Bayshore Drive, Miami Beach, FL, 33141, with an area of 1,378 square feet, for use as office space. The lease term is from October 2022 to October 2025. Pursuant to the lease agreement, we have paid an advance rent of $300,000, covering the entire three-year lease term. In the event of early termination, we agreed to pay $16,000 as liquidated damages or an early termination fee if we elect to terminate the rental agreement and the landlord waives the right to seek additional rent beyond the month in which the landlord retakes possession.

In addition, we have rented parking spaces at three locations in Florida, with monthly rents varying between $250 and $800.

We believe that our current facility is adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Insurance

We maintain insurance with licensed insurance carriers, and our independent contractor drivers are covered by our insurance. Currently, we hold commercial general liability and auto liability coverages, with an aggregate limit of $2,000,000 for the former and a combined single limit per accident of $1,000,000 for the later, effective for the period of June 21, 2023 to June 21, 2024. We also carry workers compensation and employer’s liability coverage, currently effective for the period of January 24, 2024 to January 24, 2025.

However, we self-insure or maintain a high deductible for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts.

Litigation

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations and financial condition. There is no action, suit, proceeding, inquiry or investigation before or by any court, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers, threatened against or affecting our Company or our officers or directors in their capacities as such.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Hok C Chan	40	Chief Executive Officer, Chairman of the Board of Directors, President
John Feliciano III	38	Chief Financial Officer, Director, Secretary
[ ]*	[ ]	Independent Director Nominee
[ ]*	[ ]	Independent Director Nominee
[ ]*	[ ]	Independent Director Nominee

*We intend to appoint [   ], [   ] and [   ] as our independent directors, effective upon the SEC’s declaration of effectiveness of this registration statement on Form S-1, of which this prospectus forms a part.

Hok C Chan has served as our Chief Executive Officer and Chairman since our inception. He founded and has been the chief executive officer and sole director of our operating subsidiary, Toppoint Inc, since its inception in 2014. He entered the recycling industry in 2008 and started Toppoint International Recycling Co., a recycling plant in 2010. He led the plant to a successful exit by selling it to a private equity firm in 2014 for approximately $4 million. Mr. Chan earned a certificate in accounting from the Chisholm Institute in Australia. We believe that Mr. Chan is qualified to serve on our board of directors due to his deep knowledge and vision of Toppoint, understanding and impactful relationships in the recycling industry and his long executive and board experience with us since his founding of our company.

John Feliciano III has served as our Chief Financial Officer and director since our inception. He joined Toppoint Inc as the Chief of Strategy in 2020. Prior to that, he worked in the heavy equipment rental space from June 2017 to June 2020. During his tenure at Durante Rentals, he oversaw sales to drive EBITDA growth for a successful acquisition of the business by Clairvest, a private equity firm, in 2019. Mr. Feliciano also served as a consultant to Point-of-Rental Software, a software company based in Fort Worth, TX, providing operational and strategic consulting services from July 2020 to December 2023. Mr. Feliciano holds a Bachelor of Business Administration and Marketing from Florida International University. We believe that Mr. Feliciano is qualified to serve on our board of directors due to his track record in managing a company’s overall development and core competitiveness and his industry expertise.

[   ]

[   ]

[   ]

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualified, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. We believe that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, we have considered, among other matters, Mr. Chan’s experience and tenure of managing our operating subsidiary, Toppoint Inc, since 2014, and believed that Mr. Chan is highly qualified to act as both Chairman and Chief Executive Officer due to his experience, knowledge, and personality. Among the benefits of a combined Chief Executive Officer/Chairman is that such structure promotes clearer leadership and direction for our company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risks. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risks associated with management decisions and strategic direction.

Independent Directors

The Nasdaq listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors will consist of five directors, including three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form S-1 to which this prospectus forms a part.

Committees of the Board of Directors

Our board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, and each will have its own charter approved by the board. The committee charters will be filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://toppointtrucking.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

[   ], [   ], and [   ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our audit committee upon their appointment to the board, with [   ] serving as the chairperson. Our board has determined that [   ] qualifies as the “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our principal executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

[   ], [   ], and [   ], each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, will serve on our compensation committee upon their appointment to the board, with [   ] serving as the chairperson. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

[   ], [   ], and [   ], each of whom satisfies the “independence” requirements of Nasdaq’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with [   ] serving as the chairperson. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Ethics and Business Conduct

We have adopted a code of ethics and business conduct (“code of ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics will be filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2023 and 2022

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Hok C Chan, Chief Executive	2023	200,000	0	-	-	200,000	200,000
Officer, Chairman and President	2022	203,846	-	-	-	-	203,846
John Feliciano III, Chief	2023	0	0	-	-	0	0	*
Financial Officer, Director and Secretary	2022	0	0	-	-	0	0

*	On January 1, 2023, the Company entered into a Services Agreement with 4 John Trucking, a Pennsylvania corporation controlled by John Feliciano III, our Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to us, in consideration of 750,000 shares of common stock of our company which was effected through a transfer of such shares from Hok C Chan to John Feliciano III on January 1, 2024. For more information, please see “Certain Relationships and Related Party Transactions—Material Transactions with Related Parties” beginning on page 60.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Hok C Chan, dated [ ], 2024 and effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Chan an annual salary of $[ ] and Mr. Chan will be eligible to receive an annual cash bonus as determined by the board of directors. Mr. Chan will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Chan’s employment by giving at least 30 days written notice. If we terminate Mr. Chan without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Chan for the first 18 months of the premiums associated with Mr. Chan’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Chan during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Chan’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Chan is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Financial Officer, John Feliciano III, dated [ ], 2024 and effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Feliciano III an annual salary of $[ ] and Mr. Feliciano III will be eligible to receive an annual cash bonus as determined by the board of directors. Mr. Feliciano III will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Feliciano III’s employment by giving at least 30 days written notice. If we terminate Mr. Feliciano III without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Feliciano III for the first 18 months of the premiums associated with Mr. Feliciano III’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Feliciano III during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Feliciano III’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Feliciano III is also subject to standard confidentiality and non-competition provisions.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2023.

Director Compensation

No member of our board of directors received any compensation for his or her services as a director during the fiscal year ended December 31, 2023, nor do they currently receive any compensation for such services.

2022 Equity Incentive Plan

On October 1, 2022, we established the Toppoint Holdings Inc. 2022 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, all shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our Common Stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of Common Stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the Common Stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of Common Stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our Common Stock.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our Common Stock that may be delivered to participants under the Plan is 2,250,000 shares, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Code for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and must be exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock option may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Common Stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock Awards: Restricted stock awards can also be granted under the Plan. A restricted stock award is a grant of shares of Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Performance Compensation Awards: A performance compensation award is an award that may be in the form of cash or shares of Common Stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Section 162(m) of the Code: Section 162(m) of the Code limits publicly held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer or principal financial officer and their three highest compensated executive officers (other than the principal executive officer or principal financial officer) determined at the end of each year, referred to as covered employees.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Material Transactions with Related Parties

The Company generated revenue from L&J Logistics LLC, a related party, in the amount of $230,943 and $955,825 for the years ended December 31, 2022 and 2021, respectively, relating to provision of trucking services for certain loads. Such related party is operated by a relative of Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board.

The Company leases office space from Yu Ching Su, a relative of Mr. Hok C Chan, at 1900 N. Bayshore Drive, Unit No. 2301, Miami Beach, FL, 33141. The rent expense for this lease amounted to $[ ] and $25,000 for the years ended December 31, 2023 and 2022, respectively. In accordance with the lease agreement, the Company prepaid $300,000 to the related party for the entire amount of lease payments due under the three-year lease. A copy of the lease agreement is filed as Exhibit 10.12 to the registration statement of which this prospectus forms a part.

On January 1, 2023, the Company entered into a Services Agreement with 4 John Trucking, a Pennsylvania corporation controlled by John Feliciano III, our Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to us, in consideration of 750,000 shares of common stock of our company which was effected through a transfer of such shares from Hok C Chan to John Feliciano III on January 1, 2024. A copy of this Services Agreement is filed as Exhibit 10.8 to the registration statement of which this prospectus forms a part. The Company also incurred consulting fees of $[ ] and $1,044,512 from 4 John Trucking for the years ended December 31, 2023 and 2022, respectively.

On January 1, 2024, we entered into a new Services Agreement with 4 John Trucking, pursuant to which 4 John Trucking agreed to continue to provide certain administrative and operational services to us, in consideration of a monthly fee equal to 10% of the total amount of accounts payable of the Company processed by 4 John Trucking during the previous month. A copy of this Services Agreement is filed as Exhibit 10.9 to the registration statement of which this prospectus forms a part.

Share Exchange

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary. See “Corporate History and Structure.”

Employment Agreements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding our employment agreements with our named executive officers, see “Executive Compensation—Employment Agreements.”

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two fiscal years, including purchases of goods or services by or from the related person in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related party transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Toppoint Holdings Inc., 1250 Kenas Road, North Wales, PA 19454.

	Common Stock Beneficially Owned Prior to this Offering(1)		Common Stock Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares	Percent of Class

Directors and Executive Officers
Hok C Chan	6,750,000	45%	6,750,000	[ ]
John Feliciano III	750,000	5%	750,000	*
[ ]	-	*	-	*
[ ]	-	*	-	*
[ ]	-	*	-	*
All executive officers and directors (5 persons)	7,500,000	50%	7,500,000	[ ]

Other Principal Shareholders
Heung Ling Chan	5,700,000	38%	5,700,000	[ ]

*	Less than 1%

(1)	Based on 15,000,000 shares of common stock issued and outstanding as of the date of this prospectus.

(2)	Based on [ ] shares of common stock issued and outstanding after this offering (assuming no exercise of the over-allotment option) and based on an assumed public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

None of our major shareholders have different voting rights from other shareholders. We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock under our articles of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were 15,000,000 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under Nevada law and our bylaws, any corporate action to be taken by vote of shareholders other than for election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Representative’s Warrants

Upon the closing of this offering, there will be up to [ ] shares of common stock issuable upon exercise of the Representative’s Warrants, assuming an initial public offering price of $[   ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus). See “Underwriting—Representative’s Warrants” below for a description of the Representative’s Warrants.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our stockholders at a duly called meeting of stockholders, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws. Any bylaw provision adopted by the board of directors may be amended or repealed by our stockholders at a duly called meeting of stockholders. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

We plan to file an application to list our shares of common stock on the [Nasdaq Capital Market] under the symbol “[   ].”

Transfer Agent and Registrar

We have appointed [   ], telephone [   ], as the transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [   ] shares of common stock issued and outstanding, assuming an initial public offering price of $[   ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus). In the event the underwriters exercise the over-allotment option to purchase additional shares of common stock in full, we will have [   ] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and any other holder of 5% or more of our outstanding shares of common stock as of the effective date of this registration statement have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for, in the case of our company, a period of six (6) months from the closing of this offering, and in the case of our directors, officers and 5% or greater shareholders, a period of six (6) months from the date of this prospectus. See “Underwriting—Lock-Up – No Sales of Securities.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to the Company’s initial public offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. Holder in light of the Non-U.S. Holder’s particular circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations, and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a domestic partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion transaction, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a USRPHC, the tax relating to disposition of stock in a USRPHC generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (including Nasdaq and as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a USRPHC.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

UNDERWRITING

A.G.P./Alliance Global Partners, the Representative, is acting as the sole book-running manager of the offering and as representative of the underwriters named below. We will enter into an underwriting agreement dated           , 2024 with the Representative. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the Representative, have severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares of common stock set forth opposite the underwriters’ name below:

Underwriter	Number of Shares
A.G.P./Alliance Global Partners

Total

This offering is being conducted on a firm commitment basis. The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stocks offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stocks (other than those covered by the over-allotment option to purchase additional shares of common stock described below) offered hereby if any of the shares are purchased.

Underwriting Discounts, Commissions and Expenses

We have agreed to sell the securities to the underwriters at the offering price of $           per share, which represents the offering price of such securities set forth on the cover page of this prospectus, less the applicable 7.0% underwriting discount.

We have also agreed to reimburse the underwriters for accountable legal expenses not to exceed $150,000 and non-accountable expenses not to exceed 1.0% of the aggregate gross proceeds of this offering. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriters’ out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately          . Any expense deposits in excess of the amount paid by us on account of the underwriters’ out-of-pocket expenses will be refunded to us in accordance with FINRA Rule 5110(g)(4).

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters).

Paid by the Company
		No Exercise of Over-allotment option		Full Exercise of Over-allotment option
	Per Share	Total	Per Share	Total
Public Offering Price	$	$	$	$
Underwriting discounts and commissions (7.0%)
Proceeds to us, before expenses	$	$	$	$

Over-Allotment Option to Purchase Additional Shares

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for up to 45 days from the date of this prospectus, to purchase up to [   ] additional shares (15%) on the same terms as the other shares of common stock being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments. If the over-allotment option to purchase additional shares is exercised in full, the total public offering price, underwriting compensation (including discounts, but not including any other compensation described hereunder) and proceeds to us before offering expenses will be approximately $[   ] million.

Representative’s Warrants

We have agreed to issue warrants to the Representative or its designees to purchase a number of shares of common stock equal to five percent (5.0%) of the total number of shares sold in this offering, including shares of common stock issued upon exercise of underwriters’ over-allotment option. Such Representative’s Warrants shall have an exercise price equal to 120% of the public offering price of the shares of common stock sold in this offering. The Representative’s Warrants are exercisable commencing six (6) months following the date of commencement of sales of the offering and for a period of three years following the date of commencement of sales of the offering, in whole or in part. The shares of common stock underlying the Representative’s Warrants have resale registration rights including one demand and unlimited “piggy-back” rights for periods of not greater than five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

The Representative’s Warrants and the underlying shares of common stock are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect any of those liabilities.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of six (6) months after the closing of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), or (iii) above is to be settled by delivery of shares of capital share of the Company or such other securities, in such or otherwise. The foregoing shall not apply to (i) the filing of a registration statement on Form S-8 for registering an equity incentive plan, (ii) any of the Company’s issuances of shares of common stock to employees and/or consultants under the Company’s equity incentive plan, and/or (iii) commitment that exists at the time of entering the engagement agreement between the Company and the Representative, for securities to be issued in strategic transactions and/or transactions relating to the regular business activity of the Company.

Our directors, executive officers and holders of 5% or more of our shares of common stock have agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (the “Lock-Up Securities”), that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock or such other securities for a period of six (6) months after the date of this prospectus, without the prior written consent of the Representative.

Notwithstanding the foregoing to the contrary and subject to the conditions below, a holder may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 16(a) of the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities (i) as a bona fide gift, by will or intestacy, (ii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, or (iii) to a family member or trust for the benefit of a family member (for purposes hereof, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; or (d) if the holder, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Price Stabilization, Short Positions, and Penalty Bids

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our shares of common stock in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Passive Market Making

In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our shares of common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of shares of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us which services they have received and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus, and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities or have in its possession, distribute, or publish any prospectus, form of application, advertisement, or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by it will be made on the same terms.

Selling Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to us or the common stock, where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“China”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, 2001 of Singapore (“SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts of that corporation shall not be transferable within six months after that corporation has acquired the securities or securities-based derivatives contracts under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. The validity of shares of common stock covered by this prospectus and certain other legal matters as to Nevada law will be passed upon by Sherman & Howard L.L.C. Bevilacqua PLLC may rely upon Sherman & Howard L.L.C. with respect to matters governed by Nevada law. The underwriters have been represented in connection with this offering by Loeb & Loeb LLP.

EXPERTS

Our financial statements as of December 31, 2022 and for the year then ended included in this prospectus have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the shares to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the information reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information will be available at http://www.sec.gov. We also anticipate making these documents publicly available, free of charge, on our website at https://toppointtrucking.com/ as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

TOPPOINT HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Toppoint Holdings, Inc,

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Toppoint Holdings, Inc (the Company) as of December 31, 2022, and the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for e the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Sincerely,

We have served as the Company’s auditors starting 2022
Diamond Bar, CA

February 5, 2024

TOPPOINT HOLDINGS INC.

Consolidated Balance Sheet

December 31, 2022

Assets
Current Assets
Cash	$744,853
Accounts receivable	1,500,368
Contract assets	317,495
Prepaid expenses and other current assets	750
Total Current Assets	2,563,466
Other Assets
Property and equipment, net	65,377
Right-of-use asset	1,880,251
Right-of-use asset – related party	268,338
Total Assets	$4,777,432
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$74,195
Income taxes payable	381,831
Deferred revenue	862,841
Loans payable, current maturities	3,147
Lease liability, current maturities	146,179
Total Current Liabilities	1,468,193
Loans payable, net of current maturities	146,753
Lease liability, net of current maturities	928,005
Deferred tax liability	409,829
Total Liabilities	2,952,780

Shareholders’ Equity
Common stock, $0.0001 par value, 300,000,000 shares authorized, 15,000,000 and shares issued and outstanding at December 31, 2022	1,500
Additional paid-in capital	139,750
Retained earnings	1,683,402
Total Shareholders’ Equity	1,824,652
Total Liabilities and Shareholders’ Equity	$4,777,432

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statement of Operations

For The Year Ended December 31, 2022

Revenues
Non-related party	$21,254,848
Related party	230,943
Total Revenue	21,485,791

Costs and expenses
Costs of revenues	16,459,774
Selling expenses	3,549
General and administrative expenses	2,571,612
Total costs and expenses	19,034,935

Income from operations	2,450,856

Other income (expense)
Interest expense	(20,406)
Other income	62,899
Total other income (expense)	42,493

Income before income taxes	2,493,349

Provision for income taxes:
Current	394,302
Deferred	409,828
804,130

Net income	$1,689,219

Basic and diluted net loss per share attributed to common stockholders	$0.16
Weighted Average Number of Shares Outstanding - Basic and Diluted	10,315,068

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statement of Shareholders’ Equity

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – January 1, 2022	7,500,000	750	139,750	371,231	511,731
Distributions				(377,048)	(377,048)
Net income				1,689,219	1,689,219
Issuance of common stock	7,500,000	750			750
Balance - December 31, 2022	15,000,000	1,500	139,750	1,683,402	1,824,652

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$1,689,219
Adjustments to reconcile from net income to net cash used in operating activities:
Amortization of ROU	96,465
Deferred taxes	409,829

Changes in operating assets and liabilities
Accounts receivable net	(948,898)
Contract asset	(317,495)
Prepaid assets	-
Accounts payable	(114,084)
Income taxes payable	381,831
Deferred revenue	862,841
Lease payable	(1,170,869)
Net cash used in operating activities	888,839

Cash flows from investing activities:
Purchases of property and equipment	(65,377)
Net cash provided by (used in) investing activities	(65,377)

Cash flows from financing activities:
Distributions	(377,048)
Proceeds from loans payable	-
Repayment of loan payable	(141,499)
Net cash provided by financing activities	(518,547)

Net increase in cash	304,915
Cash, beginning of year	439,938
Cash, end of year	$744,853

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$20,406
Income taxes	$-

Supplemental disclosure of non-cash investing and financing activities:
Initial value of ROU	$2,245,053

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Notes to Consolidated Financial Statements

December 31, 2022

NOTE 1: NATURE OF OPERATIONS

Nature of Operations

In these notes, the terms “us”, “we”, “it”, “its”, the “Company” or “our” refer to Toppoint Holdings Inc. The Company was incorporated during August 2022 in the State of Nevada. During September 2022, we entered into a Share Exchange Agreement with Toppoint, Inc. and its sole stockholder and Chief Executive Officer of the Company, Hok C. Chan (“Former Owner”), pursuant to which the sole stockholder exchanged all common stock in Toppoint, Inc. for 7,500,000 shares of common stock of the Company. As a result, we acquired all of the issued and outstanding shares of common stock of Toppoint, Inc., making it our wholly-owned subsidiary (“Common Control Transfer”). The Former Owner owned 100% of Toppoint, Inc., and still effectively controls the Company after the merger. Since the exchange was a transaction between entities under common control, the net assets received by the Company were accounted for at historical cost as of January 1, 2022, the earliest date of presentation of these consolidated financial statements. This is a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the commonly controlled transaction with ASC 250 “Accounting Changes and Errors” as of January 1, 2022. ASC 250 requires that a change in the reporting entity from reorganization entities under common control, be retrospectively applied to the financials statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity of the transaction occurred.

We are a truckload services and brokerage solutions provider focused on the recycling export supply chain. We have risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal as well as wooden logs that require shipment from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and intend to internationally and have ventured into the recycling export transport market of Tampa and Miami, FL recently.

Basis of Presentation and Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Toppoint, Inc. All intercompany balances and transactions are eliminated.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of accounts receivables, valuation of long-lived assets and accounts payable and accrued expenses. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. The Company have $744,853 cash and cash equivalents at December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets when they are placed into service.  The Company evaluates property and equipment for impairment periodically to determine if changes in circumstances or the occurrence of events suggest the carrying value of the asset or asset group may not be recoverable. Maintenance and repairs are charged to operations as incurred. Expenditures which substantially increase the useful lives of the related assets are capitalized. As of December 31, 2022, the Company’s property and equipment balance consisted of leasehold improvements not yet put into service.

Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset compared to the estimated future undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss equal to the excess of the carrying value over the assets fair market value is recognized when the carrying amount exceeds the undiscounted cash flows. The impairment loss is recorded as an expense and a direct write-down of the asset. No impairment loss was recorded during the year ended December 31, 2022.

Revenue Recognition

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification 606 “Revenue From Contracts With Customers” which has established a five-step process to govern contract revenue and satisfy each element is as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as you satisfy a performance obligation. The Company records the revenue once all the above steps are completed and services are performed.

The Company’s contracts with customers only include one performance obligation, which is to provide truckload services. Revenue is recognized in the gross amount at a point in time when the service is completed and the benefit of our services has been transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for those services. Because revenue is recognized at the point in time services are sold to customers, there are no contract liability balances, however there may be contract asset balances for any services provided that were not billed.

Disaggregation of Revenues

The Company’s revenues is principally derived from providing truckload services focused on the recycling export supply chain. The Company disaggregates their revenue by the type of commodity, as shown below for the year ending December 31, 2022:

Commodity
Paper	$15,011,459
Import	3,193,701
Metal	787,031
Log	2,341,592
Plastic	152,008
Broker	-
$21,485,791

Accounts Receivable and Contract Assets

Accounts receivable represent revenue earned for which the Company has not yet received payment. Accounts receivable are recorded at the invoiced amount and adjusted for amounts management expects to collect from balances outstanding at period-end. The Company estimates the allowance for doubtful accounts based on an analysis of specific accounts and an assessment of the customer’s ability to pay, among other factors. At December 31, 2022 no allowance for doubtful accounts was recorded. The balance of accounts receivable as of December 31, 2022 and 2021, amounted to $1,500,368 and $551,570, respectively.

Contract assets include unbilled amounts from services which have been provided and revenue recognized. Contract asset balances amounted to $317,495 as of December 31, 2022.

Income Taxes

Historically and through December 31, 2021, the Company elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable state statutes. The Company made a qualified Subchapter S subsidiary election with the Internal Revenue Service and accordingly the Company’s income is to be included in the Parent’s income tax return for Federal tax purposes. The Company has also elected S Corporation status for Pennsylvania State tax purposes. The Company revoked its Subchapter S election with the Internal Revenue Service and Pennsylvania as of January 1, 2022.

As of January 1 2022, the Company accounts for income taxes utilizing the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its consolidated financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the year ended December 31, 2022. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Earnings Per Share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of December 31, 2022. Due to the Common Control Transfer, the weighted average number of shares was retroactively restated as of January 1, 2022.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 and is to be applied utilizing a modified retrospective approach. The Company has adopted this guidance as of January 1, 2022, and it did have a material impact on its consolidated financial statements as now the Company capitalizes all right-of-use assets and lease liabilities.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (“Topic 326”)”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company is currently evaluating this guidance and expects it will not have material impact to its consolidated financial statements.

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

December 31, 2022
Leasehold improvements	$65,377
Less: accumulated depreciation	-
Property and Equipment, net	$65,377

NOTE 4 – LOANS PAYABLE

Loans payable is summarized as follows:

Description	Loan Date	Loan Amount	Interest Rate	Maturity Date	Remaining Principal Balance as of December 31, 2022
Revolving loan	July 2021	$147,015	Weekly rate of 0.477%	October 2022	$-
Economic Injury Disaster Loan (“EIDL”)	May 2020	$149,000	3.75%	May 2050	149,900
Paycheck Protection Program Loan (“PPP”)	February 2021	$29,075	1%	February 2023	-
					149,900
Less current maturities					-
					$149,900

The Revolving loan was entered into during July 2021, and called for monthly payments of principal and interest. Such loan was paid off during 2022.

The EIDL was entered into during May 2020. Interest accrues at 3.75% per annum. Under the original agreement, principal payments were deferred, and the maturity date is May 2050.

During February 2021, the Company entered into a promissory note with an approved lender in the principal amount of $29,075. The note was approved under the provisions of the Coronavirus, Aid, Relief and Economic Security Act (the “CARES Act”) and the terms of the Paycheck Protection Program (“PPP”) of the U.S. Small Business Administration’s 7(a) Loan Program. The note accrues interest at a rate of 1% per annum with no payments due for a period defined under the CARES Act. The original maturity date is February 2023. The final payment will consist of all the unpaid principal plus accrued and unpaid interest accrued during the deferral period.

The note may be prepaid by the Company at any time prior to the maturity date with no prepayment penalties. Additionally, any portion of the notes up to the entire principal and accrued interest balance may be forgiven in the event the Company satisfies certain requirements as determined by the CARES Act. The Company received formal forgiveness during 2022 and recorded $29,075 in other income.

Interest expense on loans payable amounted to $20,406 for the year ended December 31, 2022.

At December 31, 2022, combined scheduled maturities of the outstanding debt are as follows:

For the Years Endings:
2023	$3,147
2024	3,147
2025	3,147
2026	3,147
2027	3,147
Thereafter	134,165
$149,900

NOTE 5 – LEASES

The Company leases an office and automobiles under non-cancelable operating and finance lease agreements. The leases have remaining lease terms ranging from three to five years

Supplemental balance sheet information related to leases is as follows:

Balance Sheet Location		December 31, 2022
Operating Leases
Right-of-use assets, net		$1,880,251
Right-of-use assets – related party, net		268,338

Current liabilities	Lease liability, current maturities	(146,179)
Non-current liabilities	Lease liability, net of current maturities	(928,005)
Total operating lease liabilities		$(1,074,184)

Weighted Average Remaining Lease Term
Operating leases		4.51 years
Weighted Average Discount Rate
Operating leases		25%

The Company calculated the implicit rate on the automobile leases. As the office lease did not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments, which is reflective of the specific term of the leases and economic environment of each geographic region.

The Company’s leased automobiles are currently used for promotional services. As of December 31, 2022, the Company had three automobile leases, of which two were early terminated during 2023. Upon termination, the Company did not have any termination charges, and was given credit for the value of the automobiles. The credit was used by a shareholder of the Company and will be recorded as a dividend to the shareholder.

The Company’s office lease is leased from a related party, which is a family member of the chief executive officer.

Anticipated future lease costs, which are based in part on certain assumptions to approximate minimum annual rental commitments under non-cancelable leases, are as follows:

Year Ending December 31,	Operating
2023	$395,670
2024	395,670
2025	395,670
2026	395,670
2027	227,620
Total lease payments	1,810,300
Less: Imputed interest	736,116
Present value of lease liabilities	$1,074,184

Total lease expense for leases accounted for under ASC 842 amounted to $130,242 for the year ending December 31, 2022.

The Company has various other leases which do not fall under the guidance of ASC 842, primarily because there is not an identified asset. Such leases are not included in any amounts noted above.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation Costs and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on our business, financial condition, or operating results.

NOTE 7 – INCOME TAXES

The Company’s provision for income taxes consists of the following for the year ended December 31, 2022:

Current:
Federal	$294,652
State and local	99,650
Total current	394,302

Deferred:
Federal	$306,254
State and local	103,574
Total deferred	409,828

Income tax provision	$804,130

A reconciliation of the federal statutory rate of 21% for the year ended December 31, 2022  to the effective rate for income from operations before income taxes is as follows:

Benefit for income taxes at federal statutory rate	21.0%
State and local income taxes, net of federal benefit	7.10
Opening balance sheet	4.15
Effective income tax rate	32.25%

The tax effects of these temporary differences along with the net operating losses, net of an allowance for credits, have been recognized as deferred tax assets (liabilities) at December 31, 2022 as follows:

Accounts and contracts receivable	$510,858
Accounts payable and accrued expenses	(20,850)
Lease liability	(80,180)
Net deferred tax liability	$409,828

NOTE 8: STOCKHOLDERS’ EQUITY

At December 31, 2022, the Company had 300,000,000 shares of common stock authorized with a par value of $0.0001, and 50,000,000 shares of preferred stock authorized with a par value of $0.0001.

On August 16, 2022, the Company issued 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. The four investors were the founders of the Company. On September 29, 2022, the Company issued 7,500,000 shares of common stock at par, in conjunction with the Common Control Transfer. Prior to the Common Control Transfer, the Former Owner, owned 100% of Toppoint, Inc.. Additionally, the Company and the current shareholders entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), whereas each shareholder, unconditionally and irrevocably appoints the Former Owner, as each shareholders proxy to attend and vote at each annual general meeting of the shareholders of the Company and at any other meetings of the shareholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of the Company. Based upon the underlying agreement, the Former Owner, effectively controls the Company.

Equity Incentive Plan

On October 1, 2022, the Company established the 2022 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. As of December 31, 2022, all shares remain available for issuance under the Plan.

NOTE 9: CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. The Company’s bank balances exceeded FDIC insured amounts at times during the year ended December 31, 2022.

NOTE 10: RELATED PARTY TRANSACTIONS

The Company generated revenue from a related party in the amount of $230,943 for the year ended December 31, 2022. Such related party is a family member of the chief executive officer.

As disclosed in Note 5, the Company leases office space from a related party. Rent expense for this lease amounted to $25,000 for the year ending December 31, 2022. The Company prepaid $300,000 to the related party for the entire amount of lease payments due.

The Company incurred consulting fees of $1,044,512 from a related party for the year ended December 31, 2022. Such related party is a company owned by our chief financial officer.

NOTE 11: SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 5, 2024, to ensure that this filing includes appropriate disclosures of events both recognized in the consolidated financial statements as of December 31, 2022, and events which occurred subsequent to December 31, 2022 but were not recognized in the consolidated financial statements. The Company has determined that there were no subsequent events which required recognition, adjustment to or disclosure in the consolidated financial statements, except the events described below.

[    ] Shares of Common Stock

Toppoint Holdings Inc.

PROSPECTUS

Sole Book-Running Manager

A.G.P

______________, 2024

Until [   ], 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts, other than the SEC registration fee, Nasdaq listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount*
SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing and related fees
Miscellaneous
Total	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation. The Nevada Revised Statutes and certain provisions of our bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our board of directors, by legal counsel, or by a vote of our stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

To the maximum extent permitted by law, our articles of incorporation eliminate or limit the liability of our directors to us or our shareholders for monetary damages for breach of a director’s fiduciary duty as a director.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

On August 16, 2022, we issued an aggregate of 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001.

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company.

The foregoing transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) as transactions by an issuer not involving any public offering. No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals purchasing securities represented their intentions to acquire the securities for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of Toppoint Holdings Inc.
3.2*	Bylaws of Toppoint Holdings Inc.
4.1*	Specimen stock certificate evidencing the shares of common stock
4.2*	Form of Representative’s Warrants (included in Exhibit 1.1)
5.1*	Opinion of Sherman & Howard L.L.C. regarding the validity of the common stock being registered
5.2*	Opinion of Bevilacqua PLLC regarding the enforceability of the Representative’s Warrants
10.1*	Share Exchange Agreement among the Registrant, Toppoint Inc and Hok C Chan, dated as of September 29, 2022
10.2†*	Form of Employment Agreement between the Registrant and its executive officers
10.3†*	Form of Independent Director Agreement between the Registrant and each independent director
10.4*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.5†*	Toppoint Holdings Inc. 2022 Equity Incentive Plan
10.6†*	Form of Stock Option Agreement for Toppoint Holdings Inc. 2022 Equity Incentive Plan
10.7†*	Form of Restricted Stock Award Agreement for Toppoint Holdings Inc. 2022 Equity Incentive Plan
10.8*	Services Agreement by and between Toppoint Holdings Inc. and 4 John Trucking Inc., dated January 1, 2023
10.9*	Services Agreement by and between Toppoint Holdings Inc. and 4 John Trucking Inc., dated January 1, 2024
10.10*	Voting Agreement by and among the Company, Heung Ling Chan, Guido Ji-Zhong Chen, Lok Ki Kenneth Lam, and King Chi Roy Ho, dated August 16, 2022
10.11*	Parking License Agreement by and between Toppoint Inc and Fleet Parking Solutions LLC, dated January 1, 2024
10.12*	Residential Lease for Apartment or Unit in Multi-Family Rental Housing, by and between YU CHING SU and Toppoint Inc, dated October 1, 2022
14.1*	Code of Ethics and Business Conduct
23.1*	Consent of TAAD, LLP
23.2*	Consent of Sherman & Howard L.L.C. (included in Exhibit 5.1)
23.3*	Consent of Bevilacqua PLLC (included in Exhibit 5.2)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Consent of [ ] to be named as a director nominee
99.5*	Consent of [ ] to be named as a director nominee
99.6*	Consent of [ ] to be named as a director nominee
107*	Filing Fee Table

†	Executive compensation plan or arrangement.
*	To be filed by amendment.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the issuer is relying on Rule 430B:

(A) each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Wales, State of Pennsylvania, on [   ], 2024.

Toppoint Holdings Inc.

By:
Hok C Chan Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	[ ], 2024
Hok C Chan

	Chief Financial Officer and Director (principal financial and accounting officer)	[ ], 2024
John Feliciano III